UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited

Consolidated

Interim

Financial

Statements

June 30, 2020 and 2019 with report of independent registered public accounting firm

INDEX

PETROBRAS

2

KPMG Auditores Independentes

Rua do Passeio, 38 - setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

www.kpmg.com.br

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of

Petróleo Brasileiro S.A. – Petrobras

Results of Review of Interim Financial Information

We have reviewed the consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of June 30, 2020, and the related consolidated statements of income and comprehensive income for the three-month and six-month periods ended June 30, 2020 and 2019, the related consolidated statements of changes in shareholders’ equity and cash flows for the six-month periods ended June 30, 2020 and 2019 and the related notes (collectively, the consolidated interim financial information). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial information for it to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2019, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated March 20, 2020, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2019, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

This consolidated interim financial information is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Rio de Janeiro, July 30, 2020

/s/ KPMG Auditores Independentes

3

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

PETROBRAS

June 30, 2020 and December 31, 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	06.30.2020	12.31.2019	Liabilities	Note	06.30.2020	12.31.2019
Current assets				Current liabilities
Cash and cash equivalents	4.1	19,466	7,372	Trade payables		3,911	5,601
Marketable securities	4.2	539	888	Finance debt	26.1	6,692	4,469
Trade and other receivables	10.1	2,614	3,762	Lease liability	27	5,412	5,737
Inventories	11	5,039	8,189	Income taxes payable	12.1	209	276
Recoverable income taxes	12.1	1,612	2,493	Other taxes payable	12.1	2,822	3,424
Other recoverable taxes	12.1	3,828	1,051	Dividends payable	28.2	360	1,558
Others		1,743	1,493	Short-term benefits	13	1,695	1,645
		34,841	25,248	Pension and medical benefits	14	668	887
Assets classified as held for sale	24	2,034	2,564	Provisions for legal proceedings		−	−
		36,875	27,812	Others		2,128	1,973
						23,897	25,570
				Liabilities related to assets classified as held for sale	24	2,430	3,246
						26,327	28,816
Non-current assets
Long-term receivables				Non-current liabilities
Trade and other receivables	10.1	2,293	2,567	Finance debt	26.1	62,620	58,791
Marketable securities	4.2	38	58	Lease liability	27	16,503	18,124
Judicial deposits	15.2	6,699	8,236	Income taxes payable	12.1	356	504
Deferred income taxes	12.2	9,579	1,388	Deferred income taxes	12.2	150	1,760
Other tax assets	12.1	3,054	3,939	Long-term benefits	13	627	38
Advances to suppliers		203	326	Pension and medical benefits	14	17,329	25,607
Others		860	1,177	Provisions for legal proceedings	15.1	2,089	3,113
		22,726	17,691	Provision for decommissioning costs	16	13,003	17,460
				Others		1,504	1,312
						114,181	126,709
				Total liabilities		140,508	155,525
				Equity
Investments	23	3,471	5,499	Share capital (net of share issuance costs)	28.1	107,101	107,101
Property, plant and equipment	18.1	107,980	159,265	Capital reserve and capital transactions		1,064	1,064
Intangible assets	19	14,328	19,473	Profit reserves		55,495	65,627
		148,505	201,928	Accumulated other comprehensive (deficit)		(119,328)	(100,469)
				Attributable to the shareholders of Petrobras		44,332	73,323
				Non-controlling interests		540	892
						44,872	74,215
Total assets		185,380	229,740	Total liabilities and equity		185,380	229,740

4

UNAUDITED CONSOLIDATED STATEMENT OF INCOME

PETROBRAS

Six and three-month periods ending June 30, 2020 and 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/2020	Jan-Jun/2019	Apr-Jun/2020	Apr-Jun/2019

Sales revenues	5	26,624	37,305	9,481	18,502
Cost of sales	6.1	(15,943)	(23,013)	(6,064)	(10,800)
Gross profit		10,681	14,292	3,417	7,702

Income (expenses)
Selling expenses	6.2	(2,581)	(1,838)	(1,246)	(935)
General and administrative expenses	6.3	(702)	(1,123)	(291)	(559)
Exploration costs	21	(169)	(274)	(65)	(100)
Research and development expenses		(163)	(284)	(68)	(146)
Other taxes		(363)	(159)	(245)	(66)
Impairment of assets	20	(13,371)	(20)	−	(27)
Other income and expenses	7	242	2,882	499	4,016
		(17,107)	(816)	(1,416)	2,183

Income (loss) before finance income (expense), results of equity-accounted investments and income taxes		(6,426)	13,476	2,001	9,885

Finance income		282	589	108	332
Finance expenses		(2,756)	(3,368)	(1,134)	(1,591)
Foreign exchange gains (losses) and inflation indexation charges		(4,334)	(1,643)	(1,231)	(928)
Net finance income (expense)	8	(6,808)	(4,422)	(2,257)	(2,187)

Results of equity-accounted investments	23	(509)	251	(211)	120

Net income (loss) before income taxes		(13,743)	9,305	(467)	7,818

Income taxes	12.3	3,331	(3,449)	31	(2,960)

Net income (loss) from continuing operations for the period		(10,412)	5,856	(436)	4,858

Net income from discontinued operations for the period		−	204	−	77

Net income (loss) for the period		(10,412)	6,060	(436)	4,935

Net income (loss) attributable to shareholders of Petrobras		(10,132)	5,881	(417)	4,811
Net income (loss) from continuing operations		(10,132)	5,735	(417)	4,756
Net income (loss) from discontinued operations		−	146	−	55

Non-controlling interests		(280)	179	(19)	124
Net income (loss) from continuing operations		(280)	121	(19)	102
Net income (loss) from discontinued operations		−	58	−	22

Basic and diluted earnings (losses) per common and preferred share - in U.S. dollars	28.3	(0.78)	0.45	(0.03)	0.37

The notes form an integral part of these interim financial statements.
5

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

PETROBRAS

Six and three-month periods ending June 30, 2020 and 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2020	Jan-Jun/2019	Apr-Jun/2020	Apr-Jun/2019
Net income (loss) for the period	(10,412)	6,060	(436)	4,935

Items that will not be reclassified to the statement of income:

Actuarial gains (losses) on post-employment defined benefit plans
Recognized in equity	1,683	1	1,683	1
Deferred income tax	(187)	−	(187)	−
	1,496	1	1,496	1

Unrealized gains (losses) on equity instruments measured at fair value through other comprehensive income
Recognized in equity	(2)	(3)	1	(1)
Deferred income tax	1	1	−	−
	(1)	(2)	1	(1)

Share of other comprehensive income (losses) in equity-accounted investments	14	−	43	−

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports
Recognized in equity	(24,421)	878	(2,706)	1,516
Reclassified to the statement of income	2,443	1,494	1,043	739
Deferred income tax	7,472	(807)	566	(767)
	(14,506)	1,565	(1,097)	1,488

Cumulative translation adjustments (*)
Recognized in equity	(5,224)	555	(261)	768
Reclassified to the statement of income	−	34	−	−
	(5,224)	589	(261)	768

Share of other comprehensive income in equity-accounted investments	(617)	(17)	(13)	(39)

Total other comprehensive income (loss)	(18,838)	2,136	169	2,217

Total comprehensive income (loss)	(29,250)	8,196	(267)	7,152

Comprehensive income (loss) attributable to non-controlling interests	(259)	184	(6)	134

Comprehensive income (loss) attributable to shareholders of Petrobras	(28,991)	8,012	(261)	7,018

(*) It includes a US$839 loss (a US$117 gain in the six-month period ended June 30, 2019), of cumulative translation adjustments in associates and joint ventures.
The notes form an integral part of these interim financial statements.

6

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

PETROBRAS

Six-month periods ending June 30, 2020 and 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2020	Jan-Jun/2019
Cash flows from operating activities
Net income (loss) for the period	(10,412)	6,060
Adjustments for:
Net income from discontinued operations	−	(204)
Pension and medical benefits (actuarial expense)	817	1,070
Results of equity-accounted investments	509	(251)
Depreciation, depletion and amortization	6,336	7,429
Impairment of assets (reversal)	13,371	20
Allowance (reversals) for credit loss on trade and other receivables	132	38
Exploratory expenditure write-offs	38	64
Foreign exchange, indexation and finance charges	8,205	4,260
Deferred income taxes, net	(3,614)	1,684
Revision and unwinding of discount on the provision for decommissioning costs	354	411
Inventory write-down (write-back) to net realizable value	372	(10)
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	(3,257)	−
Disposal/write-offs of assets and remeasurement of investment retained with loss of control	85	(5,554)
Decrease (Increase) in assets
Trade and other receivables, net	(504)	1,055
Inventories	1,106	(617)
Judicial deposits	(728)	(1,085)
Escrow account - Class action agreement	−	(982)
Other assets	(421)	(918)
Increase (Decrease) in liabilities
Trade payables	(292)	(843)
Other taxes payable	451	1,019
Pension and medical benefits	(659)	(495)
Provisions for legal proceedings	(269)	(1,190)
Short-term benefits	1,110	127
Provision for decommissioning costs	(172)	(256)
Other liabilities	943	(543)
Income taxes paid	(267)	(609)
Net cash provided by operating activities from continuing operations	13,234	9,680
Net cash provided by operating activities - discontinued operations	−	256
Net cash provided by operating activities	13,234	9,936
Cash flows from investing activities
Acquisition of PP&E and intangibles assets	(3,371)	(3,622)
Investments in investees	(940)	(10)
Proceeds from disposal of assets - Divestment	434	9,111
Divestment (Investment) in marketable securities	145	475
Dividends received	104	816
Net cash provided by (used in) investing activities from continuing operations	(3,628)	6,770
Net cash used in investing activities - discontinued operations	−	(51)
Net cash provided by (used in) investing activities	(3,628)	6,719
Cash flows from financing activities
Investments by non-controlling interest	(25)	(93)
Proceeds from financing	15,796	4,725
Repayment of principal - finance debt	(7,222)	(11,957)
Repayment of interest - finance debt	(1,697)	(2,349)
Repayment of lease liability	(2,971)	(2,238)
Dividends paid to Shareholders of Petrobras	(1,020)	(1,006)
Dividends paid to non-controlling interests	(30)	(86)
Net cash provided by (used in) financing activities from continuing operations	2,831	(13,004)
Net cash used in financing activities - discontinued operations	−	(495)
Net cash provided by (used in) financing activities	2,831	(13,499)
Effect of exchange rate changes on cash and cash equivalents	(344)	151
Net increase (decrease) in cash and cash equivalents	12,093	3,307
Cash and cash equivalents at the beginning of the period	7,377	13,899
	−	−
Cash and cash equivalents at the end of the period	19,470	17,206

The notes form an integral part of these interim financial statements.

7

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

PETROBRAS

Six-month periods ending June 30, 2020 and 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustment	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
	107,380	(279)	1,067	(67,316)	(13,292)	(13,224)	(953)	8,257	2,452	923	46,529	−	71,544	1,631	73,175
Balance at December 31, 2018		107,101	1,067				(94,785)				58,161	−	71,544	1,631	73,175
Realization of deemed cost	−	−	−	−	−	−	−	−	−	−	−	-	−	−	−
Capital transactions	−	−	−	−	−	−	−	−	−	−	−	-	−	(92)	(92)
Net income	−	−	−	−	−	−	−	−	−	−	−	-	5,881	179	6,060
Other comprehensive income	−	−	−	584	1,565	1	(19)	−	−	−	−	-	2,131	5	2,136
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	−	-	(327)	(210)	(537)
	107,380	(279)	1,067	(66,732)	(11,727)	(13,223)	(972)	8,257	2,452	923	46,529	−	79,229	1,513	80,742
Balance at June 30, 2019		107,101	1,067				(92,654)				58,161	−	73,675	1,513	75,188

	107,380	(279)	1,064	(68,721)	(13,540)	(17,322)	(886)	8,745	2,702	1,102	53,078	−	73,323	892	74,215
Balance at December 31, 2019		107,101	1,064				(100,469)				65,627	−	73,323	892	74,215
Capital transactions	−	−	−	−	−	−	−	−	−	−	−	−	−	(49)	(49)
Net income	−	−	−	−	−	−	−	−	−	−	−	(10,132)	(10,132)	(280)	(10,412)
Other comprehensive income (loss)	−	−	−	(5,245)	(14,506)	1,496	(604)	−	−	−	−	−	(18,859)	21	(18,838)
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	−	−	−	(44)	(44)
	107,380	(279)	1,064	(73,966)	(28,046)	(15,826)	(1,490)	8,745	2,702	1,102	53,078	(10,132)	44,332	540	44,872
Balance at June 30, 2020		107,101	1,064				(119,328)				65,627	(10,132)	44,332	540	44,872

The notes form an integral part of these interim financial statements.
8

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited consolidated interim financial statements

These unaudited consolidated interim financial statements have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2019, which include the full set of notes.

These unaudited consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on July 30, 2020.

1.2.	Reclassification of discontinued operation

After the additional sale of the Company’s interest in the subsidiary Petrobras Distribuidora (BR), carried out through a secondary public offering (follow-on), in July 2019, Petrobras is no longer the controlling shareholder of BR.

Furthermore, all requirements were met to classify this investment as a discontinued operation, in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, since it represented a separate major line of business. Thus, the consolidated statements of income and cash flows for the three and six-month periods ended June 31, 2019 had its line items reclassified, presenting net income, operating, investing and financing cash flows relating to this investment in separate line items, as a net amount for discontinued operations.

9

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
2.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these unaudited consolidated interim financial statements as those followed in the preparation of the annual consolidated financial statements of the Company for the year ended December 31, 2019.

3.	Context, resilience measures and impacts of the COVID-19 pandemic
3.1.	Context

In January 2020, China reported having identified a new variant of coronavirus, causing the disease COVID-19, which was spreading quickly in its population. On March 11, 2020, COVID-19 was a declared a pandemic by the World Health Organization (WHO). Social isolation measures arising from this pandemic affected the global economic environment, reducing the demand for oil and its oil products and triggering a shock in the oil and gas industry.

Therefore, in early April, members of the Organization of the Petroleum Exporting Countries (OPEC) and other countries announced a new agreement providing for the reduction of their combined production by 9.7 million barrels per day (bpd) for May and June 2020.

In July 2020, at a new meeting, OPEC announced that the level of adherence to the agreement in June was 107%, when considering the additional voluntary cuts from Saudi Arabia, United Arab Emirates and Kuwait, and 95%, without them. It was also decided to maintain the planned timetable for implementing the agreed production cuts. Thus, the current production cut level will be reduced from 9.7 million bpd to 7.7 million bpd as of August 2020, remaining at this level until December 2020.

The price assumptions foreseen in the first quarter considered Brent prices in the medium-term would be significantly lower than recent past, converging to US$ 50 in the long-term. There are no new events that change the assumptions adopted in the first quarter of 2020. However, the response to the COVID-19 pandemic requires constant monitoring of market conditions and cost reduction.

Thus, the Company believes the current situation demands fast and urgent cost reduction measures.

3.2.	Resilience measures

The Company, in line with the recommendations of the WHO and the Ministry of Health, announced measures to preserve the health of its employees and support the prevention of contagion in its administrative and operational areas, such as home office, reduced work shifts in operational areas to minimize the number of workers commuting, rigorous cleaning of workplaces, distribution of personal protective equipment, testing of suspected cases, measuring body temperature and fast testing on pre-shipment for oil platforms, medical monitoring and access to telemedicine services.

Brazilian governmental authorities, in turn, implemented a set of measures to face the economic side effects that paralyzed world activities, aiming at helping the productive sector, mainly: (a) Federal Government measures - (i) PIS/Cofins and INSS-Companies’ Contribution - collections from March to May 2020 were postponed to August until November 2020; (ii) FGTS - collections from March to May 2020 were postponed to July until December 2020; (iii) System S (employer contributions to social entities that train and support employees) - 50% reduction in rates from April to June 2020; and (iv) IOF - reduction from 3% to zero in certain operations carried out from April to October 2020; (b) State of Pernambuco measures - (i) ICMS on import of fuel from April to December 2020- deferral of up to 30 days.

As a result of the abrupt reduction in the demand and prices of oil and fuel, the Company adopted a set of measures aiming at reducing costs, postponing cash outflows and optimizing its working capital. The main measures are:

•	Draw down of revolving credit lines, amounting to US$ 8 billion, as well as other lines in domestic banking market, in the total amount of US$ 698, in the first quarter of 2020;
•	postponement of payment of dividends declared based on 2019 earnings (note 28);
•	postponement of judicial deposits to 2021, mainly relating to tax proceedings;
•	reduction and postponement of expenses with human resources, with emphasis on: (i) postponement of payment for the 2019 Performance Award Program; (ii) postponement of the payment of 30% of the total monthly remuneration from April to June 2020 of the Board of Directors, President, Executive Officers and upper management, and between 10% to 30% of the monthly remuneration of lower management and consultants; and (iii) temporary change in workday regime from shift turn and stand-by work to administrative regime, to be monthly reassessed until the end of this year or previous date according to the return to regular operations;
10

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	a set of actions aiming at reducing capital expenditures scheduled for 2020 from US$ 12 billion to US$ 8.5 billion, mainly postponement of exploratory activities, interconnection of wells and construction of production and refining facilities, and the depreciation of the Brazilian real against the U.S. dollar;
•	reduction of 200 thousand bpd of oil production from April 2020 (included the reduction of 100 thousands bpd announced in the end of March 2020), and a reduction in the utilization factor of refineries from 79% to 60%, allowing the maintenance of reasonable surplus in the storage capacity, aiming at avoiding the adoption of costly measures such as the chartering of ships to store liquids. However, with the evolution of the demand for our products performing better than expected, the Company opted for the gradual return to the previous level of average oil production, accompanied by an increase in the utilization factor of the refining facilities;
•	a set of actions intending to result in an additional decrease of US$ 2,000 in operating expenses for 2020, mainly: (i) hibernation of platforms operating in shallow waters, with higher lifting costs per barrel, and for which, due to the drop in oil prices, the Company estimates negative cash flows; (ii) lower expenses with stoppages in wells and optimization of production logistics; and (iii) postponement of new relevant contracts for a period of 90 days;
•	negotiation efforts with suppliers in order to obtain postponement of cash outflows, the cancellation or suspension of certain contracts, postponement of deliveries of materials and services, reductions in price and scope of services. Regarding the postponement of cash outflows, the Company considers deferring payments to suppliers, with the consequent increase in finance charges as established in contractual amendments.

•	as a result of the structural reduction in the demand for natural gas in the Brazilian market, the Company declared force majeure in the agreement for the purchase of natural gas related to the Manati field, as provided for in the contract. The Company is also negotiating with other agents in the natural gas chain aiming at reducing the effects resulting from the pandemic. Petrobras is constantly monitoring the current scenario and its developments on the gas market, reinforcing that, given the gravity, unpredictability and unprecedentedly of the subject, actions by all agents in the natural gas chain are necessary in order to reduce the impacts on the sector and, consequently, on the society. Thus, Petrobras has been working together with the contracted suppliers of natural gas from the Manati field, seeking to mitigate the effects of force majeure in this contract.

In addition, the global adverse scenario encouraged the Company to revise its top metric relating to indebtedness, contained in the Strategic Plan 2020-2024, replacing the Net debt / Adjusted EBITDA ratio with the Gross debt. The target approved for the Gross debt for 2020 is US$ 87 billion, the same level as 2019.

As a result of the implementation of the aforementioned measures, the Company, after simulating several stress scenarios, estimates that will be able to balance its financing and its cash flows. Thus, management believes that it has adequate resources to continue its operations for at least 12 months after the reporting date and, therefore, the going concern principle is applied in the preparation of these interim financial statements.

3.3.	Effects on these unaudited consolidated interim financial statements

The effects of COVID-19 pandemic and the economic environment were considered in the preparation of these interim consolidated financial statements. Information on key estimates and judgments that require a high level of judgment and complexity in their applications and that could materially affect the Company's financial condition and results, were disclosed in the financial statements of December 31, 2019 and revised for this interim financial statements, in order to determine possible changes in assumptions and judgments arising from current market conditions.

The results of the revision of these assumptions are presented below:

•	oil prices and expectations for the world economy growth presented a consistent decline in 2020, mainly during the second quarter of the year. With the effects of COVID-19 on the global economy, the demand for oil products was also severely affected in this period. Accordingly, short, medium and long-term estimated macroeconomic scenarios and price assumptions are no longer compatible with those approved in the 2020-2024 Strategic Plan. As a result, in the first quarter of 2020, the Company brought forward the approval of a new set of assumptions for the 2021-2025 Strategic Plan, when impairment losses were recognized in the amount of US$ 13,371. No impairment loss was recognized in the second quarter of the year (note 20);
•	expected exports were impacted by the effects arising from the oil price shock and the COVID-19 pandemic. Thus, a portion of highly probable future exports whose exchange rate variations were designated in hedge relationships are no longer considered highly probable, but are still expected to occur, and as a consequence the hedge relationships were revoked in the first quarter of 2020, in the amount of US$ 35,774, significantly increasing the Company's U.S. dollar/real exposure at June 30, 2020. In addition, a portion of exports designated for hedge relationships for the months of April to December 2020 are no longer expected, and consequently a portion of unrealized losses were reclassified from Other comprehensive income to the Statement of Income, in the amount of US$ 551, mainly in the first quarter of 2020 (note 30.2);
11

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	inventories adjusted to net realizable value, accounting for a US$ 372 loss within cost of sales in the first half of 2020 (note 11);
•	recognition of expected credit losses (ECL) on the Company's financial assets that are not measured at fair value through profit or loss considered estimated impacts of the COVID-19 pandemic. For financial assets whose counterparties have ratings published by credit risk agencies, when already reflecting the effects of the pandemic, the information was used to calculate the ECL. For other financial assets, in general, the expected effects of COVID-19 pandemic were incorporated into the ECL by identifying the changes in default probability based on observable data by area of operation, type of product and region. No significant effects were identified;
•	deferred tax assets recognized at March 31, 2020 were assessed for recoverability based on projections of future taxable profits (note 12.2);
•	estimates of oil and gas reserves are prepared reflecting, in an integrated manner, the projects in the Company's Strategic Plan portfolio, technical uncertainties and assumptions such as prices and costs. At June 30, 2020, there was no change in the Company's Strategic Plan portfolio or in the Company’s reserves that impact these unaudited consolidated interim financial statements. In addition, estimation on the provision for decommissioning costs reflects, largely, obligations that will be realized in the medium and long-term. Such assumptions used for these estimates are supported by the Company's Strategic Plan and annual reserves estimation process, which are based on long-term visions. Thus, the assumptions for the provision have remained consistent with year end given the long term nature of these costs;
•	revenue recognition from contracts with customers had no changes in its assumptions. The expectation of satisfaction of the obligation by the customer remains at the maturity of each operation, considered highly probable, subject only to the fulfillment of the conditions precedent set forth in the sales contracts. The Company’s customers gave no indication about the intention to breach or revise the terms and conditions of contracts in effect as of June 30, 2020;
•	the Company's litigation includes no cases related to COVID-19 with potential financial risk that directly impact this interim financial information. However, the Company is aware of some recent labor actions filed by certain unions, whose claims are related to the pandemic and the resilience measures recently announced to reduce expenses, as follows: (i) two measures to contain personnel expenses; (ii) sufficiency of the preventive measures against the spread of COVID-19 and the criteria used for removing people from the risk group; and (iii) the union's participation in the organizational response structure. The Company is taking the appropriate legal measures for each case and the best estimate at the moment, when there is still no merit decision at first instance, is that the likelihood of loss is not probable.
•	in the second quarter of 2020, the Company accounted for a US$ 173 loss within other income and expenses, as a result of the reduction in the level of activity, which caused the idleness of certain refining and gas and energy plants (US$ 92), as well as of rigs and platforms (US$ 81). Additionally, with the expansion of the pandemic, several expenses were made in the amount of US$ 25, which were destined to urgent and emergency health actions, such as health care, exams, purchase of medicines, removals as well as donations that aim to contribute to society in the containment and treatment of the pandemic.
4.	Cash and cash equivalents and Marketable securities
4.1.	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

12

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	06.30.2020	12.31.2019
Cash at bank and in hand	389	572
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	2,321	1,699
Other investment funds	24	4
	2,345	1,703
- Abroad
Time deposits	6,908	7
Automatic investing accounts and interest checking accounts	9,463	4,620
Other financial investments	361	470
	16,732	5,097
Total short-term financial investments	19,077	6,800
Total cash and cash equivalents	19,466	7,372

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

4.2.	Marketable securities
	06.30.2020	12.31.2019
	Total	Total
Fair value through profit or loss	527	875
Fair value through other comprehensive income	4	7
Amortized cost	46	64
Total	577	946
Current	539	888
Non-current	38	58

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term.

13

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
5.	Sales revenues
	2020	2019	2020	2019
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Diesel	6,599	11,368	2,513	5,949
Gasoline	2,813	4,945	914	2,598
Liquefied petroleum gas	1,607	2,100	705	1,090
Jet fuel	926	1,924	76	946
Naphtha	930	895	258	475
Fuel oil (including bunker fuel)	388	545	122	259
Other oil products	1,193	1,667	501	832
Subtotal oil products	14,456	23,444	5,089	12,149
Natural gas	1,940	2,933	729	1,417
Renewables and nitrogen products	32	141	6	62
Breakage	234	334	143	169
Electricity	372	659	80	162
Services, agency and others	386	507	227	178
Domestic market	17,420	28,018	6,274	14,137
Exports	8,419	7,794	2,799	3,937
Sales abroad (*)	785	1,493	408	428
Foreign market	9,204	9,287	3,207	4,365
Sales revenues (**)	26,624	37,305	9,481	18,502

(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.
(**) Sales revenues by business segment are set out in note 9.

In six-month periods ended June 30, 2020 and 2019, sales to BR Distribuidora represent more than 10% of the Company sales revenues, mainly associated with the refining, transportation and marketing segment.

5.1.	Remaining performance obligations

The Company has current sales contracts with original expected duration of more than 1 year, in which the volumes of goods or services for future sales are determined, as well as their respective payment terms.

The revenues will be recognized once goods are transferred and services are provided to the customers and their measurement and timing of recognition will be subject to future demands, changes in commodities prices, exchange rates and other market factors.

The estimated remaining values of these contracts at June 30, 2020 presented below are based on the contractually agreed future sales volumes, as well as prices prevailing at June 30, 2020 or practiced in recent sales when they reflect the more directly observable information:

14

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Total	Expected recognition within 1 year
Domestic market
Gasoline	2,225	2,225
Diesel	4,836	4,836
Natural gas	13,071	2,150
Services and others	9,041	4,579
Naphtha	777	777
Electricity	2,988	570
Other oil products	26	26
Jet fuel	637	637
Foreign market
Exports	9,864	1,527
Total	43,465	17,327

The table above does not include information on contracts with original expected duration of one year or less, such as spot-market contracts, variable considerations which are constrained, and information on contracts only establishing general terms and conditions (Master Agreements), for which volumes and prices will only be defined in subsequent contracts.

In addition, electricity sales are mainly driven by demands to generate electricity from thermoelectric power plants, as and when requested by the Brazilian National Electric System Operator (ONS). These requests are substantially affected by Brazilian hydrological conditions. Thus, the table above presents mainly fixed amounts for the electricity to be available to customers in these operations.

5.2.	Contract liabilities

The balance of contract liabilities carried on the statement of financial position at June 30, 2020 amounted to US$ 74 (US$ 128 as of December 31, 2019). This amount is classified as other current liabilities and primarily comprises advances from customers in ship and take or pay contracts to be recognized as revenue based on future sales of natural gas or following the non-exercise of the right by the customer.

15

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
6.	Costs and expenses by nature
6.1.	Cost of sales
	2020	2019	2020	2019
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Raw material, products for resale, materials and third-party services (*)	(6,979)	(10,182)	(2,541)	(4,347)
Depreciation, depletion and amortization	(4,972)	(6,155)	(2,077)	(3,015)
Production taxes	(2,807)	(5,003)	(961)	(2,605)
Employee compensation	(1,185)	(1,673)	(485)	(833)
Total	(15,943)	(23,013)	(6,064)	(10,800)
(*) It Includes short-term leases and inventory turnover.

6.2.	Selling expenses
	2020	2019	2020	2019
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Materials, third-party services, freight, rent and other related costs	(2,212)	(1,426)	(1,057)	(740)
Depreciation, depletion and amortization	(251)	(278)	(128)	(142)
Allowance for expected credit losses	(30)	(27)	(21)	2
Employee compensation	(88)	(107)	(40)	(55)
Total	(2,581)	(1,838)	(1,246)	(935)

6.3.	General and administrative expenses
	2020	2019	2020	2019
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Employee compensation	(514)	(755)	(226)	(372)
Materials, third-party services, freight, rent and other related costs	(136)	(279)	(42)	(140)
Depreciation, depletion and amortization	(52)	(89)	(23)	(47)
Total	(702)	(1,123)	(291)	(559)

16

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
7.	Other income and expenses
	2020	2019	2020	2019
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Voluntary Separation Plan - PDV	(944)	(85)	(903)	(85)
Unscheduled stoppages and pre-operating expenses	(815)	(709)	(462)	(387)
Pension and medical benefits - retirees	(488)	(703)	(189)	(345)
Gains/(losses) with Commodities Derivatives	(253)	(378)	(476)	(153)
Gains / (losses) related to legal, administrative and arbitration proceedings	(165)	(566)	(115)	(212)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(85)	5,588	9	5,405
PIS and COFINS credit - exclusion of ICMS (VAT tax) from the basis of calculation	1,478	-	1,478	-
Equalization of expenses - Production Individualization Agreements	845	(9)	822	(9)
Expenses/Reimbursements from E&P partnership operations	259	96	117	46
Early termination of contracts	147	(1)	53	(1)
Amounts recovered from Lava Jato investigation	85	79	64	79
Variable compensation program	29	(205)	-	(106)
Others	149	(225)	101	(216)
Total	242	2,882	499	4,016

8.	Net finance income (expense)
	Jan-Jun/2020	Jan-Jun/2019	Apr-Jun/2020	Apr-Jun/2019
Finance income	282	589	108	332
Income from investments and marketable securities (Government Bonds)	119	239	52	114
Discount and premium on repurchase of debt securities	1	3	−	1
Gains from signed agreements (electric sector)	−	80	−	80
Other income, net	162	267	56	137
Finance expenses	(2,756)	(3,368)	(1,134)	(1,591)
Interest on finance debt	(1,854)	(2,547)	(846)	(1,233)
Unwinding of discount on lease liabilities	(652)	(785)	(310)	(452)
Discount and premium on repurchase of debt securities	(262)	(185)	(2)	(1)
Capitalized borrowing costs	494	693	215	347
Unwinding of discount on the provision for decommissioning costs	(352)	(411)	(160)	(202)
Other finance expenses and income, net	(130)	(133)	(31)	(50)
Foreign exchange gains (losses) and indexation charges	(4,334)	(1,643)	(1,231)	(928)
Foreign exchange gains (losses) (*)	(3,776)	(221)	(2,009)	(202)
Reclassification of hedge accounting to the Statement of Income (*)	(2,443)	(1,494)	(1,043)	(739)
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	1,780	−	1,780	−
Other foreign exchange gains (losses) and indexation charges, net	105	72	41	13
Total	(6,808)	(4,422)	(2,257)	(2,187)
(*) For more information, see note 30.2.

17

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
9.	Net income by operating segment

Consolidated Statement of Income by operating segment
	Apr-Jun/2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	5,165	8,261	1,517	203	(5,665)	9,481
Intersegments	4,944	150	535	36	(5,665)	−
Third parties	221	8,111	982	167	-	9,481
Cost of sales	(3,505)	(7,429)	(610)	(205)	5,685	(6,064)
Gross profit (loss)	1,660	832	907	(2)	20	3,417
Income (expenses)	149	(1,304)	(654)	399	(6)	(1,416)
Selling	-	(695)	(539)	(6)	(6)	(1,246)
General and administrative	(56)	(50)	(19)	(166)	-	(291)
Exploration costs	(65)	-	-	-	-	(65)
Research and development	(41)	(3)	-	(24)	-	(68)
Other taxes	(74)	(47)	(3)	(121)	-	(245)
Impairment of assets	-	-	-	-	-	−
Other income and expenses	385	(509)	(93)	716	-	499
Net income / (loss) before financial results and income taxes	1,809	(472)	253	397	14	2,001
Net finance income (expenses)	-	-	-	(2,257)	-	(2,257)
Results in equity-accounted investments	(9)	(259)	25	32	-	(211)
Profit sharing	-	-	-	-	-	−
Net income / (loss) before income taxes	1,800	(731)	278	(1,828)	14	(467)
Income taxes	(615)	160	(86)	577	(5)	31
Net income from continuing operations for the period	1,185	(571)	192	(1,251)	9	(436)
Attributable to:
Shareholders of Petrobras	1,187	(566)	169	(1,216)	9	(417)
Net income from continuing operations	1,187	(566)	169	(1,216)	9	(417)
Non-controlling interests	(2)	(5)	23	(35)	−	(19)
Net income from continuing operations	(2)	(5)	23	(35)	-	(19)
	1,185	(571)	192	(1,251)	9	(436)

18

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment
	Jan-Jun/2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	16,042	23,741	3,887	401	(17,447)	26,624
Intersegments	15,611	452	1,288	96	(17,447)	−
Third parties	431	23,289	2,599	305	-	26,624
Cost of sales	(9,412)	(22,826)	(1,955)	(398)	18,648	(15,943)
Gross profit (loss)	6,630	915	1,932	3	1,201	10,681
Income (expenses)	(13,379)	(2,218)	(1,327)	(169)	(14)	(17,107)
Selling	-	(1,345)	(1,213)	(10)	(13)	(2,581)
General and administrative	(103)	(111)	(46)	(442)	-	(702)
Exploration costs	(169)	-	-	-	-	(169)
Research and development	(103)	(6)	(3)	(51)	-	(163)
Other taxes	(90)	(89)	(12)	(172)	-	(363)
Impairment of assets	(13,167)	(43)	-	(161)	-	(13,371)
Other income and expenses	253	(624)	(53)	667	(1)	242
Net income / (loss) before financial results and income taxes	(6,749)	(1,303)	605	(166)	1,187	(6,426)
Net finance income (expenses)	-	-	-	(6,808)	-	(6,808)
Results in equity-accounted investments	(164)	(444)	23	76	-	(509)
Net income / (loss) before income taxes	(6,913)	(1,747)	628	(6,898)	1,187	(13,743)
Income taxes	2,294	443	(206)	1,203	(403)	3,331
Net income from continuing operations for the period	(4,619)	(1,304)	422	(5,695)	784	(10,412)
Attributable to:
Shareholders of Petrobras	(4,617)	(1,268)	383	(5,414)	784	(10,132)
Net income from continuing operations	(4,617)	(1,268)	383	(5,414)	784	(10,132)
Non-controlling interests	(2)	(36)	39	(281)	−	(280)
Net income from continuing operations	(2)	(36)	39	(281)	-	(280)
	(4,619)	(1,304)	422	(5,695)	784	(10,412)

19

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment
	Apr-Jun/2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	12,660	16,673	2,575	278	(13,684)	18,502
Intersegments	12,522	3,937	826	61	(13,684)	3,662
Third parties	138	12,736	1,749	217	-	14,840
Cost of sales	(6,825)	(15,125)	(1,602)	(274)	13,026	(10,800)
Gross profit (loss)	5,835	1,548	973	4	(658)	7,702
Income (expenses)	(566)	(1,181)	4,909	(968)	(11)	2,183
Selling	(1)	(489)	(428)	(7)	(10)	(935)
General and administrative	(84)	(92)	(38)	(345)	-	(559)
Exploration costs	(100)	-	-	-	-	(100)
Research and development	(104)	(3)	(2)	(37)	-	(146)
Other taxes	(8)	(14)	(8)	(36)	-	(66)
Impairment of assets	210	(237)	-	-	-	(27)
Other income and expenses	(479)	(346)	5,385	(543)	(1)	4,016
Net income / (loss) before financial results and income taxes	5,269	367	5,882	(964)	(669)	9,885
Net finance income (expenses)	-	-	-	(2,187)	-	(2,187)
Results in equity-accounted investments	37	47	40	(4)	-	120
Profit sharing	-	-	-	-	-	−
Net income / (loss) before income taxes	5,306	414	5,922	(3,155)	(669)	7,818
Income taxes	(1,791)	(125)	(1,999)	728	227	(2,960)
Net income from continuing operations for the period	3,515	289	3,923	(2,427)	(442)	4,858
Net income from discontinued operations for the period	-	-	4	73	-	77
Net income for the period	3,515	289	3,927	(2,354)	(442)	4,935

Net income attributable to shareholders of Petrobras	3,516	286	3,890	(2,439)	(442)	4,811
Net income from continuing operations	3,516	286	3,887	(2,491)	(442)	4,756
Net income from discontinued operations	-	-	3	52	-	55
Non-controlling interests	(1)	3	37	85	−	124
Net income from continuing operations	(1)	3	36	64	-	102
Net income from discontinued operations	-	-	1	21	-	22
	3,515	289	3,927	(2,354)	(442)	4,935

20

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment
	Jan-Jun/2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	24,044	32,810	5,783	639	(25,971)	37,305
Intersegments	23,575	7,624	1,754	110	(25,971)	7,092
Third parties	469	25,186	4,029	529	-	30,213
Cost of sales	(13,629)	(30,030)	(3,903)	(616)	25,165	(23,013)
Gross profit (loss)	10,415	2,780	1,880	23	(806)	14,292
Income (expenses)	(1,126)	(1,801)	4,410	(2,280)	(19)	(816)
Selling	(1)	(953)	(845)	(22)	(17)	(1,838)
General and administrative	(154)	(178)	(74)	(718)	1	(1,123)
Exploration costs	(274)	-	-	-	-	(274)
Research and development	(198)	(7)	(7)	(72)	-	(284)
Other taxes	(29)	(36)	(24)	(70)	-	(159)
Impairment of assets	283	(303)	-	-	-	(20)
Other income and expenses	(753)	(324)	5,360	(1,398)	(3)	2,882
Net income / (loss) before financial results and income taxes	9,289	979	6,290	(2,257)	(825)	13,476
Net finance income (expenses)	-	-	-	(4,422)	-	(4,422)
Results in equity-accounted investments	73	140	44	(6)	-	251
Net income / (loss) before income taxes	9,362	1,119	6,334	(6,685)	(825)	9,305
Income taxes	(3,158)	(333)	(2,138)	1,900	280	(3,449)
Net income from continuing operations for the period	6,204	786	4,196	(4,785)	(545)	5,856
Net income from discontinued operations for the period	-	-	8	196	-	204
Net income for the period	6,204	786	4,204	(4,589)	(545)	6,060

Net income attributable to shareholders of Petrobras	6,206	792	4,138	(4,710)	(545)	5,881
Net income from continuing operations	6,206	792	4,132	(4,850)	(545)	5,735
Net income from discontinued operations	-	-	6	140	-	146
Non-controlling interests	(2)	(6)	66	121	−	179
Net income from continuing operations	(2)	(6)	64	65	-	121
Net income from discontinued operations	-	-	2	56	-	58
	6,204	786	4,204	(4,589)	(545)	6,060

The consolidated amounts of intersegment sales (remaining after eliminations) relates to sales from the RT&M to BR, which is presented as discontinued operation within Corporate and other business.

21

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
10.	Trade and other receivables
10.1.	Trade and other receivables, net
	06.30.2020	12.31.2019
Receivables from contracts with customers
Third parties	3,312	4,481
Related parties
Investees (note 37.1)	645	794
Receivables from the electricity sector	214	334
Subtotal	4,171	5,609
Other trade receivables
Third parties
Receivables from divestments (*)	1,501	1,434
Lease receivables	465	482
Other receivables	725	831
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Government (note 37.1)	226	304
Subtotal	2,917	3,051
Total trade receivables	7,088	8,660
Expected credit losses (ECL) - Third parties	(2,144)	(2,286)
Expected credit losses (ECL) - Related parties	(37)	(45)
Total trade receivables, net	4,907	6,329
Current	2,614	3,762
Non-current	2,293	2,567
(*) It comprises receivable from the divestment of NTS and contingent payments from the sale of interest in Roncador field.

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 242 as of June 30, 2020 (US$ 357 as of December 31, 2019).

10.2.	Aging of trade and other receivables – third parties
	06.30.2020		12.31.2019
	Trade receivables	Expected credit losses	Trade receivables	Expected credit losses
Current	3,744	(149)	4,658	(142)
Overdue:
1-90 days	121	(26)	251	(38)
91-180 days	41	(14)	24	(8)
181-365 days	58	(23)	49	(13)
More than 365 days	2,039	(1,932)	2,245	(2,086)
Total	6,003	(2,144)	7,227	(2,287)

22

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
10.3.	Changes in provision for expected credit losses
	Jan-Jun/2020	Jan-Dec/2019
Opening balance	2,331	4,305
Additions	160	217
Write-offs	(1)	(1,241)
Reversals	(21)	-
Transfer of assets held for sale	-	(871)
Cumulative translation adjustment	(288)	(79)
Closing balance	2,181	2,331
	-	-
Current	939	1,103
Non-current	1,242	1,228

In 2020, the additions include a provision of US$ 62 on receivables in foreign currency, resulting from the 36% exchange rate devaluation in the first half of 2020, as well as the recording of a supplementary provision arising from the effects of the Covid-19 on the economy (US$ 32).

In the year ended December 31, 2019, the write-offs primarily relate to the termination of a lawsuit relating to the electricity sector.

11.	Inventories
	06.30.2020	12.31.2019
Crude oil	2,062	3,905
Oil products	1,624	2,274
Intermediate products	372	586
Natural gas and Liquefied Natural Gas (LNG)	68	173
Biofuels	20	28
Fertilizers	28	28
Total products	4,174	6,994
Materials, supplies and others	865	1,195
Total	5,039	8,189

In the first half of 2020, the Company recognized a US$ 372 loss within cost of sales, adjusting inventories to net realizable value (a US$ 10 gain as a reversal of cost of sales in the first half of 2019) primarily due to changes in international prices of crude oil and oil products.

At June 30, 2020, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, presenting no significant changes when compared to the amount reported at December 31, 2019.

23

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

12.	Taxes
12.1.	Income taxes and other taxes
Income taxes
	Current assets		Current liabilities		Non-current liabilities
	06.30.2020	12.31.2019	06.30.2020	12.31.2019	06.30.2020	12.31.2019
Taxes in Brazil
Income taxes	1,610	2,485	59	71	-	-
Income taxes - Tax settlement programs	-	-	49	57	356	504
	1,610	2,485	108	128	356	504
Taxes abroad	2	8	101	148	-	-
Total	1,612	2,493	209	276	356	504
(*) See note 20.2 for detailed information.

Other taxes
	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	06.30.2020	12.31.2019	06.30.2020	12.31.2019	06.30.2020	12.31.2019	06.30.2020	12.31.2019
Taxes in Brazil
Current / Non-current ICMS (VAT)	357	555	332	364	419	759	-	-
Current / Non-current PIS and COFINS	334	417	1,953	2,591	1,463	252	37	44
Claim to recover PIS and COFINS	-	-	643	820	-	-	-	-
PIS and COFINS - exclusion of ICMS (VAT tax) from the basis of calculation	3,091	-	-	-	-	-	-	-
CIDE	3	31	-	-	28	45	-	-
Production taxes	-	-	-	-	751	1,929	142	266
Withholding income taxes	-	-	-	-	47	232	-	-
Others	29	31	116	153	99	189	199	225
Total in Brazil	3,814	1,034	3,044	3,928	2,807	3,406	378	535
Taxes abroad	14	17	10	11	15	18	-	-
Total	3,828	1,051	3,054	3,939	2,822	3,424	378	535
(*) Other non-current taxes are classified as other non-current liabilities.

12.2.	Exclusion of ICMS (VAT tax) from the basis of calculation of PIS and COFINS

In June 2020, the Company obtained a favorable and definitive court decision regarding the exclusion of ICMS (VAT tax) in the basis of calculation of PIS and COFINS.

Due to the long period in which the Company paid the disputed amounts, from October 2001 to June 2020, most of it preceding the use of digital fiscal bookkeeping (SPED), the calculation of the amounts reclaimable by the Company is complex. Thus, as of June 30, 2020, the best estimate of the recovery is US$ 3,091 (R$ 16,925 million), recognized as other recoverable taxes.

Of this amount, a US$ 1,477 gain for the recovery of taxes was accounted for within other income and expenses, a US$ 1,780 gain for the inflation indexation charges within net finance income (expense), and the remaining balance within cumulative translation adjustments. In addition, the Company accounted for an US$ 83 expense as other taxes and US$ 1,079 as income taxes.

This tax recovery will be made through deductions of future amounts payable of federal taxes.

12.3.	Deferred income taxes - non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively.

The changes in the deferred income taxes are presented as follows:

24

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Balance at January 1, 2019	2,026
Recognized in the statement of income for the year	(2,798)
Recognized in the statement of income of discontinued operation (*)	(612)
Recognized in shareholders’ equity	1,617
Cumulative translation adjustment	58
Use of tax credits	(329)
Transfers to held for sale	(276)
Others	(58)
Balance at December 31, 2019	(372)
Recognized in the statement of income for the period	3,614
Recognized in shareholders’ equity	7,286
Cumulative translation adjustment	(1,124)
Use of tax credits	8
Transfers to held for sale	7
Others	10
Balance at June 30, 2020	9,429
Deferred tax assets	1,388
Deferred tax liabilities	(1,760)
Balance at December 31, 2019	(372)
Deferred tax assets	9,579
Deferred tax liabilities	(150)
Balance at June 30, 2020	9,429

(*) Deferred income taxes on the remeasurement of the remaining interest in BR Distribuidora, as set out in note 30 to the audited consolidated financial statements as of December 31, 2019.

The Company conducts annual analysis to determine the recognition of deferred tax assets in the financial statements. Exceptionally, due to the COVID-19 pandemic and its impacts on the Company's operations, a new study was carried out based on the main assumptions update such as Brent prices and exchange rate on the Strategic Plan 2021-2025 approved by the Board of Directors. This new study confirmed the existence of future taxable profits to support the maintenance of deferred tax assets, with realization expected to occur from 2021 to 2027.

The balance of deferred tax assets increased in the first half of 2020 mainly due to the foreign exchange variation on finance debt recorded in other comprehensive income, relating to the hedge accounting, and to impairment losses.

25

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
12.4.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	2020	2019	2020	2019
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Net income before income taxes	(13.743)	9.305	(467)	7.818
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	4.672	(3.164)	159	(2.658)
· Tax benefits from the deduction of interest on capital distribution	-	112	-	112
· Different jurisdictional tax rates for companies abroad	(295)	702	440	514
. Brazilian income taxes on income of companies incorporated outside Brazil (*)	(495)	(83)	(236)	(30)
· Tax incentives (**)	(105)	278	38	266
· Tax loss carryforwards (unrecognized tax losses)	(206)	(94)	(231)	(16)
· Non-taxable income (non-deductible expenses), net (***)	(257)	(1.247)	(150)	(1.128)
· Others	17	47	11	(20)
Income taxes expense	3.331	(3.449)	31	(2.960)
Deferred income taxes	3.614	(1.684)	144	(1.816)
Current income taxes	(283)	(1.765)	(113)	(1.144)
Total	3.331	(3.449)	31	(2.960)

Effective tax rate of income taxes	24,2%	37,1%	6,6%	37,9%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) n 2020, it includes adjustments related to the operating margin carried out by the Dutch trading company
(***) It includes results in equity-accounted investments, expenses relating to health care plan and provisions for legal proceedings.

13.	Employee benefits
	06.30.2020	12.31.2019
Accrued vacation pay	648	660
Profit sharing	19	16
Employees variable compensation program	328	655
Voluntary Severance Program (PDV)	969	140
Salaries and related charges	358	212
Total	2,322	1,683
Current	1,695	1,645
Non-current	627	38

13.1.	Performance Award Program (PPP)

In the first quarter of 2020, the Company paid US$ 147 based on the 2019 earnings, and a final payment is expected to occur by December 2020.

On April 28, 2020, the Company’s Board of Directors approved the program for 2020, which will paid in case the Company presents annual net income, as well as the achievement of corporate performance metrics, individual employee performance and results of the areas.

Due to the loss in the first half of 2020, the Company recognized no provision for this program.

13.2.	Voluntary Severance Programs and Incentive Retirement Program

As of June 30, 2020, the Company has three voluntary severance programs (PDV) and one Incentive Retirement Program (PAI) in force:

i.	PDV 2019 for retired employees under the Brazilian Social Security Institute (INSS) by June 2020;
ii.	PDV specific for employees of divestment units;
iii.	PDV exclusively for corporate segment employees; and
iv.	PAI aimed at employees who are currently eligible to retire under INSS, expiring on December 31, 2023.
26

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Changes in the provision for expenses relating to voluntary severance programs implemented by the Company are set out as follows:

	Jan-Jun/2020	Jan-Dec/2019
Opening Balance	140	35
Discontinued operations	−	(21)
Enrollments	952	200
Revision of provisions	(8)	(2)
Separations in the period	(57)	(71)
Cumulative translation adjustment	(58)	(1)
Closing Balance	969	140
Current	342	98
Non-current	627	42

On April 7, 2020, the Board of Directors approved adjustments to the current programs, triggering an additional provision amounting to US$ 311 in the second quarter of 2020, relating to the public enrolled by June 2020. On the same date, it also approved a new severance program aimed at employees who are eligible to retire under the public pension program (PAI) and, after the promulgation of the public pension reform in the second half of 2019, were unable to participate in PDV 2019 (enrollments from May 6 to July 31, 2020).

Recognition of the provision for expenses occur as employees enroll to the programs.

As of June 30, 2020, the Company has already enrolled 10,082 and terminated 2,122 employees with the programs in force.

The expected impact of the provisions on the Company's cash will not be immediate in 2020, but will be diluted over the next three years, according to the expected termination date. In addition, the Company chose to disburse the severance payments in two installments, one at the time of termination and the other in July 2021 or one year after the termination, whichever is later.

14.	Post-employment benefits
	06.30.2020	12.31.2019
Liabilities
Petros Pension Plan - Renegotiated (PPSP-R)	5,585	10,231
Petros Pension Plan - Non-renegotiated (PPSP-NR)	1,614	3,264
Petros Pension Plan - Renegotiated - Pre-70	1,333	−
Petros Pension Plan - Non-renegotiated - Pre-70	951	−
Petros 2 Pension Plan	439	989
AMS Medical Plan	8,056	11,986
Other plans	19	24
Total	17,997	26,494
Current	668	887
Non-current	17,329	25,607

14.1.	Pension and medical benefits

On December 27, 2019, the Previc authorized the split of PPSP-R and PPSP-NR plans, aiming to gather participants of “Pre-70 group” in “PPSP-R Pre-70” and “PPSP-NR Pre-70”.

Financial statements for the PPSP-R and PPSP-NR plans for 2019 were approved by the Executive Council of Petros on March 18, 2020, presenting an accumulated deficit of US$ 573 (R$ 2,309 million) and US$ 271 (R$ 1,093 million), respectively, according to the general accepted accounting standards for the post-retirement sector, regulated in Brazil by the Post-Retirement Benefit Federal Council – CNPC.

The deficits were computed based on annual actuarial review carried out by an independent actuary and were already considered in the Company’s audited financial statements ended December 31, 2019.

27

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The table below presents the reconciliation of the deficit of Petros Plan registered by Petros as of December 31, 2019, according to the standards issued by CNPC and according to international accounting standards (IAS 19):

		2019
	PPSP-R	PPSP-NR
Deficit registered by Petros	573	271
Financial assumptions	3,326	906
Ordinary and additional sponsor contributions	3,305	811
Changes in fair value of plan assets (*)	2,217	1,193
Others (including Actuarial valuation method)	810	83
Net actuarial liability registered by the Company	10,231	3,264
(*) Balance of accounts receivable arising from the Term of Financial Commitment - TFC signed with Petrobras, which Petros recognizes as equity.

New Deficit Settlement Plan (New PED)

On April 28, 2020, the New Deficit Settlement Plan for the PPSP-R and PPSP-NR was approved, with changes in regulation regarding the reduction of the lump sum death benefit by the Secretariat of Management and Governance of the State-owned Companies (SEST) and, on May 5, 2020, the Superintendency of Post-retirement Benefits (PREVIC) approved it.

The New PED, which covers 2015 and 2018 deficits and incorporates 2019 results, amounts to US$ 6.5 billion (R$ 33.7 billion) as of December 31, 2019. Of the total amount, US$ 2,852 (R$ 15,620 million) will be paid by Petrobras, in compliance with contributory parity provided for by relevant legislation, of which US$ 2,477 (R$ 13,566 million) will be paid through lifelong additional contributions and US$ 304 (R$ 2,054 million) of Company’s contribution will be paid in installments over 20 years as a counterpart for the reduction of the lump sum death benefit (see below for information about the debt instrument).

The rest of the deficit will be paid by other sponsors and participants of the PPSP-R and PPSP-NR plans.

The current model differs from that applied in PED-2015, aiming at reducing the additional contributions of most of the participants by: (i) extending the collection time from 18 years to a lifetime; (ii) fixed contribution rates; (iii) the institution of an annual contribution of 30% on the 13th salary; and (iv) the reduction in the amount of the lump sum death benefit.

The New PED sets forth changes is some rights and the regulation of the PPSP-R and PPSP-NR, in accordance with Resolution 25 of CGPAR (Commission for Corporate Governance and Administration of Participation of the Brazilian Federal Government), of December 6, 2018 which establishes guidelines and parameters for federal state companies regarding the sponsorship of pension plans.

The main changes in the regulation were: (i) on the computation of the lump sum death benefit; (ii) retirement independent from being retired by the INSS, (iii) on the computation of the benefit and (iv) readjustment by the IPCA inflation rate (consumer price index). Except for item (i), these changes are only applicable to active participants without acquired rights (employees who did not retire by the INSS before its regulation was amended).

Intermediate revision of the PPSP-R and PPSP-NR plans

Following the approval of the New PED, in May 2020, which included amendment to the regulations, as well as provided for the Company’s contribution for the equalization of the deficit, the actuarial liabilities of the PPSP-R and PPSP-NR plans reduced by US$ 269, due to:

with the amendment to the regulations of the PPSP-R and PPSP-NR plans, the actuarial liabilities of the pension and health benefit plans were remeasured, whose effects were:

(i)	a US$ 5 gain in profit or loss, relating to the cost of past service, of which a US$ 359 gain relates to the reduction in the lump sum death benefit, a US$ 304 loss relates to the contribution for the equalization of the deficit, and a US$ 48 loss relates to other changes in the regulation of these plans;
(ii)	a US$ 264 gain within other comprehensive income, relating mainly to the increase in the discount rate, partially offset by the decrease on the value of plan assets and for the recalculation of additional contributions.

Changes in the cost of past service results from the changes in the regulations of the plans, mainly the reduction on the lump sum death benefit, retirement independent from being retired by the INSS, as well as the establishment of a reference unit for the plan (UR), which sets a single value of US$ 0.7 thousand (R$ 4 thousand) , adjusted annually by the IPCA (National Consumer Price Index), to determine the value of the Petros supplementation, replacing the previous rule which was based on an estimation of INSS retirement of active participants without acquired rights.

28

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The average duration of the actuarial liabilities of the PPSP-R and PPSP-NR plans, on May 31, 2020, was 13.14 years and 12.34 years, respectively (13.78 years and 11.05 years on December 31 2019, respectively).

a)                Debt instrument

On June 30, 2020, the Company signed a Debt instrument with Petros, relating to the New PED, in the amount of US$ 304, calculated based on the Previc rules, referring to the contribution for the equalization of the deficit of the PPSP-R and PPSP-NR plans, foreseen in the New PED, equivalent to the reduction of the lump sum death benefit. This contribution differs from the actuarial liability reduction amount of US$ 359, mainly due to differences in assumptions.

The debt instrument will be paid in 40 semiannual installments for a period of up to 20 years and updated by interest and IPCA, with the payment scheduled to start in January 2021.

b)               Plan assets of PPSP-R and PPSP-NR

The balance of plan assets, considered in the intermediate review as of May 31, 2020, of the PPSP-R and PPSP-NR plans, in the amount of US$ 7,018 and US$ 1,816 (US$ 10,688 and US$ 2,691 as of December 31, 2019, respectively), had a reduction in relation to 2019 due to the depreciation of investments linked to the index of the Brazilian stock exchange (Ibovespa) and to the index of Brazilian Federal Government bonds indexed to inflation (IMAB5 +).

The assets are mainly represented by investments in fixed income and variable income, according to the allocation limit provided for in the current regulation.

c)                Actuarial liabilities of other plans

Due to the intermediate review for the PPSP-R and PPSP-NR plans, the Company update the net actuarial liabilities of the other plans, as of May 2020, using the new discount rate, given its representativeness in the value of the total obligation, in order to obtain uniformity between the plans, using the sensitivity analysis for 2019 (effect of the discount rate variation on the obligation) as a parameter, as well as plan assets as of May 2020. This update resulted in a reduction on the actuarial liabilities and a gain accounted for within other comprehensive income, amounting to US$ 1,419, mainly due to the increase in the discount rate.

d)               Actuarial assumptions

The actuarial assumptions used to carry out the intermediate revision of May 2020, compared with those adopted in the revision of December 2019, were revised and have not changed, except for the assumptions presented below:

				06.30. 2020				12.31.2019
	PPSP-R	PPSP-NR	PP2	AMS	PPSP-R	PPSP-NR	PP2	AMS
Discount rate (excluding inflation)	4.18%	4.12%	4.56%	4.34%	3.40%	3.37%	3.56%	3.46%

Changes in the actuarial liabilities, in the fair value of the assets and in the amounts recognized in the statement of financial position

Changes in the net defined benefits are set out as follows:

29

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Pension Plans			Medical Plan
	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS	Other plans	Total
Balance at January 1, 2019	7,152	2,880	411	12,236	71	22,750
Discontinued operations	(399)	(176)	(17)	(651)	(1)	(1,244)
Remeasurement effects recognized in other comprehensive income	4,155	815	527	89	3	5,589
Current service cost	51	6	40	208	2	307
Interest income and expenses	510	205	35	1,024	5	1,779
Contributions paid	(340)	(107)	-	(442)	(7)	(897)
Payments related to Term of financial commitment	(717)	(269)	-	-	-	(985)
Others	-	-	-	-	(48)	(48)
Cumulative Translation Adjustment	(181)	(90)	(7)	(478)	(1)	(757)
Balance at December 31, 2019	10,231	3,264	989	11,986	24	26,494
Current	348	163	−	376	−	887
Non-current	9,883	3,101	989	11,610	24	25,607
Balance at December 31, 2019	10,231	3,264	989	11,986	24	26,494
Remeasurement effects recognized in other comprehensive income
(Gains) / Losses - financial assumptions	(182)	(112)	(348)	(1,067)	(4)	(1,713)
(Gains) / Losses - experience - additional contributions	54	87	-	-	-	141
Experience (gains) / losses	(421)	310	-	-	-	(111)
Debt instrument - contribution for the equalization of the deficit	203	95	-	-	-	298
Cost of past service - regulation change	-	-	-	-	-	−
Reduction in the ump sum death benefit	(241)	(111)	-	-	-	(352)
Other changes	32	15	-	-	-	47
Current service cost	4	-	39	115	-	158
Interest income and expenses	206	86	38	334	2	666
Contributions paid	(133)	(41)	-	(148)	(1)	(323)
Payments related to Term of financial commitment	(173)	(163)	-	-	-	(336)
Others	-	-	1	-	4	5
Cumulative Translation Adjustment	(2,662)	(865)	(280)	(3,164)	(6)	(6,977)
Balance at June 30, 2020	6,918	2,565	439	8,056	19	17,997
Current	265	126	-	277	-	668
Non-current	6,653	2,439	439	7,779	19	17,329
Balance at June 30, 2020	6,918	2,565	439	8,056	19	17,997
(*) Balances segregated on January 1, 2020, following the split approval on December 27, 2019.

The US$ 1,713 net actuarial gain on the financial assumption arises from the increase of the discount rate on the actuarial liabilities (a US$ 3,133 gain), net of a US$ 1,420 loss resulting from the return rate of assets below the discount rate, mainly PPSP-R and PPSP-NR.

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

30

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Pension Plans			Medical Plan
	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS	Other Plans	Total
Related to active employees	26	26	68	208	1	329
Related to retired employees	178	59	9	241	1	488
Net costs for Jan-Jun/2020	204	85	77	449	2	817
Net costs for Jan-Jun/2019	288	108	39	631	4	1,070
Related to active employees	11	24	43	104	2	184
Related to retired employees	58	19	4	108	−	189
Net costs for Apr-Jun/2020	69	43	47	212	2	373
Net costs for Apr-Jun/2019	141	53	19	309	5	527

For the first half of 2020, the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 85 (US$ 117 for the same period of 2019) recognized in the statement of income. For the second quarter of 2020, the contribution was US$ 35 (US$ 56 for the same period of 2019).

15.	Provisions for legal proceedings
15.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay; and (iii) actions of outsourced employees;
•	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; and (ii) alleged misappropriation of VAT (ICMS) tax credits; and (iii) fines for non-compliance with accessory tax obligation;
•	Civil claims relating to: (i) litigations involving the company Sete Brasil; (ii) lawsuits related to contracts; (iii) royalties and special participation charges, including royalties over the shale extraction; (iv) penalties applied by ANP relating to measurement systems.
•	Environmental claims for compensation relating to an environmental accident in the State of Paraná, in 2000.

Provisions for legal proceedings are set out as follows:

Current and Non-current liabilities	06.30.2020	12.31.2019
Labor claims	681	895
Tax claims	443	463
Civil claims	782	1,523
Environmental claims	183	232
Total	2,089	3,113
Current liabilities	−	−
Non-current liabilities	2,089	3,113
(*) Amounts classified in other accounts and expenses payable in current

	Jan-Jun/2020	Jan-Dec/2019
Opening Balance	3,113	7,405
Additions, net of reversals	65	1,290
Use of provision	(428)	(5,332)
Accruals and charges	109	233
Transfer to assets held for sale	-	(289)
Others	27	22
Cumulative translation adjustment	(797)	(216)
Closing Balance	2,089	3,113

31

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In preparing its consolidated financial statements for the first half of 2020, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

The main changes in provisions for legal proceedings in the first half of 2020 relate to: (i) use of provision amounting to US$ 172 due to agreements relating to the company Sete Brasil litigations; (ii) use of provision amounting to US$ 74 referring to the agreement approved by the STF in claim for compensation of loss of profit in a lawsuit filed by Sergás and the state of Sergipe; offset mainly by (iii) US$ 80 relating to a provision for lawsuits involving refinery engineering contracts; (iv) US$ 37 relating to a VAT collection action in domestic bunker oil consumption operations for chartered vessels; and (v) US$ 83 in fines for non-compliance with accessory state tax obligation.

15.2.	Judicial deposits
Non-current assets	06.30.2020	12.31.2019
Tax	4,763	5,926
Labor	797	1,056
Civil	939	1,082
Environmental	115	160
Others	85	12
Total	6,699	8,236

	Jan-Jun/2020	Jan-Dec/2019
Opening Balance	8,236	6,711
Additions	684	2,021
Use	(49)	(187)
Accruals and charges	87	329
Transfer to assets held for sale	-	(313)
Others	-	(1)
Cumulative translation adjustment	(2,259)	(324)
Closing Balance	6,699	8,236

In the first half of 2020, the Company made judicial deposits in the amount of US$  , including: (i) US$  related to the chartering of platforms due to the legal dispute related to the IRRF; (ii) US$ 162 referring to IRPJ and CSLL for not adding the profits of subsidiaries and affiliates domiciled abroad to the IRPJ and CSLL calculation basis; and (iii) US$ 78 deposit as guarantee for a ship seizure operation.

15.3.	Contingent liabilities

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. As of June 30, 2020, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

Nature	06.30.2020	12.31.2019
Tax	23,734	32,376
Labor	7,448	9,734
Civil - General	4,125	5,977
Civil - Environmental	1,303	1,576
Total	36,610	49,663

The main contingent liabilities are:

•	Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; and (iv) collection and crediting of ICMS by several states;
•	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;
32

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	Civil matters comprising: (i) litigations regarding Sete Brasil; (ii) administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields; and (iii) a public civil action that discusses the alleged illegality of the gas supply made by the Company to its Nitrogen Fertilizer Production Unit.
•	Environmental matters comprising indemnities for material and collective moral damages to the environment and IBAMA's environmental fines related to the Company operation.

In the six-month period ended June 30, 2020, the main changes in the balance of contingent liabilities are related to the following reductions: (i) US$ 599 of civil matters involving contractual issues; and (ii) a US$ 447 reduction related to differences in ICMS rates on sales of jet fuel, for which the likelihood of losses is now deemed remote,.

15.4.	Legal proceedings relating to divestments

As of June 30, 2020, Petrobras is a defendant in certain lawsuits classified as possible loss in the amount of US$ 759 (US$ 613 as of December 31, 2019) arising from the sale of its 90% interest in Transportadora Associada de Gás (TAG) in April 2019. The increase in the period is mainly due to the new administrative proceedings, pending decision by the Federal Revenue of Brazil, which question authorization for the use of certain credit taxes.

15.5.	Class action and related proceedings

Regarding the class action in the Netherlands, after the Court decision on January 29, 2020, the Foundation presented a petition regarding the questions raised by that Court on May 6, 2020.

In relation to the arbitration in Argentina, the Argentine Supreme Court has not yet judged the appeal filed by the Association.

As for the criminal actions in Argentina, the preliminary defenses presented by Petrobras were rejected. The Company filed appeals against such decisions, which are pending judgment. As for the action related to an alleged fraudulent offer of securities, in which Petrobras allegedly declared false information in its financial statements prior to 2015, the responsible judge revoked one of its decisions. On July 23, 2020, based on new facts, the judge revoked the decision that had rejected the defense of immunity from jurisdiction presented by the Company, so that he can reassess this matter.

15.6.	Arbitrations in Brazil

Petrobras is also currently a party to six arbitrations proceedings before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado - CAM), linked to Brazilian Stock Exchange (B3), brought by investors that purchased Petrobras’ shares traded in B3. Five of these arbitrations were initiated by national and foreign investors. The other, established by an association that is not a shareholder of the Company, intends to be collective, through representation of all minority shareholders of Petrobras that acquired shares in B3 between January 22, 2010 and July 28, 2015. Investors claim for alleged financial losses caused by facts uncovered in the Lava Jato investigation.

These claims involve complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the timing of the Chamber of Arbitration decisions, the information produced in discovery and analysis by retained experts.

Moreover, the claims asserted are broad and span a multi-year period. The uncertainties inherent in all such matters affect the amount and timing of their ultimate resolution. As a result, the Company is unable to make a reliable estimate of eventual loss arising from such arbitrations asserted.

Depending on the outcome of these complaints, the Company may have to pay substantial amounts, which may cause a significant effect on its consolidated financial position, financial performance and cash flows in a certain period. However, Petrobras does not recognize responsibility for the losses alleged by investors in these arbitrations.

Most of these arbitrations are still in the preliminary stages and a final decision is not expected in the near future. However, in relation to one of the arbitrations, proposed by two institutional investors, on May 26, 2020, a partial arbitral award was issued indicating the Company's responsibility, but not determining the payment of amounts by Petrobras, nor ending the procedure. This arbitration is confidential, as well as the others in progress, and the partial award - which does not represent a CAM position, but only of the three arbitrators that make up this arbitration panel - does not extend to the other existing arbitrations.

On July 20, 2020, Petrobras filed a lawsuit for the annulment of this partial arbitration award, as it understands that it contains serious flaws and improprieties. In compliance with CAM rules, the lawsuit is confidential and only available to those involved in the original arbitration proceeding.

33

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Petrobras will continue to defend itself in this and other arbitrations.

16.	Provision for decommissioning costs
Non-current liabilities	Jan-Jun/2020	Jan-Dec/2019
Opening balance	17,460	15,133
Adjustment to provision	12	5,642
Transfers related to liabilities held for sale (*)	(3)	(3,071)
Payments made	(165)	(502)
Interest accrued	299	699
Others	20	3
Cumulative translation adjustment	(4,620)	(444)
Closing balance	13,003	17,460
(*) In 2019, it includes transfers to held for sale related to the Campos basin; concessions in Rio Grande do Norte and Bahia states; Frade and Baúna fields, as set out in note 24.

The revision of the key assumptions of the Company's Strategic Plan, at March 31, 2020, according to note 3.3, did not result in material changes in the provision for the decommissioning costs, given the composition of its cost structure, basically in dollars.

34

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

17.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

The Company has monitored the progress of investigations under the “Lava Jato” Operation and, in the preparation of these unaudited interim financial statements for the period ended June 30, 2020, did not identify any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

In the the six-month period ended June 30, 2020, new leniency and plea agreements entitled the Company to receive funds with respect to compensation for damages, in the amount of US$ 85, accounted for as other income and expenses (no funds received in the same period of 2019). Thus, the total cumulative amount recovered from the “Lava Jato” investigation through June 30, 2020 is US$ 1,217 (US$ 1,132 through December 31, 2019).

17.1.	U.S. Commodity Futures Trading Commission - CFTC

In May 2019, the U.S. Commodity Futures Trading Commission (“CFTC”) contacted Petrobras with an inquiry regarding trading activities related to the Lava Jato Operation. Petrobras reiterates that it continues to cooperate with the regulatory authorities, including the CFTC, regarding any inquiry.

17.2.	Order of civil inquiry - Brazilian Public Prosecutor’s Office

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the Brazilian stock market. The Brazilian Attorney General’s Office (Procuradoria Geral da República) assessed this civil proceeding and determined that the São Paulo Public Prosecutor’s Office has no authority over this matter, which must be presided over by the Brazilian Public Prosecutor’s Office. The Company has provided all relevant information requested by the authorities.

35

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
18.	Property, plant and equipment
18.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total
Balance at January 1, 2019	5,210	76,028	28,926	47,219	-	157,383
Adoption of IFRS 16	-	-	-	-	26,575	26,575
Additions	-	2,784	5,269	145	2,332	10,530
Additions to / review of estimates of decommissioning costs	-	-	-	5,497	-	5,497
Capitalized borrowing costs	-	-	1,336	-	-	1,336
Reimbursement under the Transfer of Rights Agreement	-	-	-	(8,319)	-	(8,319)
Write-offs	(3)	(92)	(293)	(407)	(21)	(816)
Transfers	478	6,055	(10,466)	4,879	126	1,072
Transfers to assets held for sale	(803)	(4,942)	(621)	(1,204)	(1,339)	(8,909)
Depreciation, amortization and depletion	(231)	(6,106)	-	(4,756)	(5,019)	(16,112)
Impairment recognition	(2)	(1,298)	(1,453)	(743)	(161)	(3,657)
Impairment reversal	-	236	80	459	-	775
Cumulative translation adjustment	(199)	(2,287)	(826)	(1,873)	(905)	(6,090)
Balance at December 31, 2019	4,450	70,378	21,952	40,897	21,588	159,265
Cost	6,856	119,993	21,952	70,647	26,440	245,888
Accumulated depreciation, amortization, depletion and impairment	(2,406)	(49,615)	-	(29,750)	(4,852)	(86,623)
Balance at December 31, 2019	4,450	70,378	21,952	40,897	21,588	159,265
Additions	-	2,829	1,702	2	1,093	5,626
Additions to / review of estimates of decommissioning costs (note 16)	-	-	-	12	-	12
Capitalized borrowing costs	-	-	494	-	-	494
Write-offs	-	(15)	(76)	15	(2)	(78)
Transfers	(308)	1,305	(704)	(72)	(44)	177
Transfers to assets held for sale	-	(142)	113	(567)	-	(596)
Depreciation, amortization and depletion	(79)	(2,511)	-	(2,112)	(2,048)	(6,750)
Impairment recognition (note 20)	(5)	(6,824)	(2,895)	(3,318)	(331)	(13,373)
Cumulative translation adjustment	(1,134)	(14,876)	(5,322)	(10,203)	(5,262)	(36,797)
Balance at June 30, 2020	2,924	50,144	15,264	24,654	14,994	107,980
Cost	5,152	101,093	24,981	54,332	20,745	206,303
Accumulated depreciation, amortization, depletion and impairment	(2,228)	(50,949)	(9,717)	(29,678)	(5,751)	(98,323)
Balance at June 30, 2020	2,924	50,144	15,264	24,654	14,994	107,980
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)
(*) It is composed of platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, rights of use and other operating, storage and production plants, also including exploration and production assets depreciated based on the units of production method.
(**) See note 25 for assets under construction by operating segment.
(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated to proved reserves and other costs directly associated with the exploration and production of oil and gas.

The rights-of-use at June 30, 2020 comprise the following underlying assets:

36

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Platforms	Vessels	Properties	Total
Balance at June 30, 2020	8,200	6,144	650	14,994
Cost	10,708	8,861	1,176	20,745
Accumulated depreciation, amortization and depletion	(2,508)	(2,717)	(526)	(5,751)
Balance at December 31, 2019	12,196	8,335	1,057	21,588
Cost	14,542	10,698	1,364	26,604
Accumulated depreciation, amortization and depletion	(2,346)	(2,363)	(307)	(5,016)

Agreements for the Equalization of Expenses and Volumes

On April 30, 2020, Petrobras and partner companies in E&P consortiums in Tupi, Sépia and Atapu fields signed the Agreements for the Equalization of Expenses and Volumes (Acordos para a Equalização de Gastos e Volumes - AEGV), relating to the expenses incurred and the entitled revenues from the volume produced by each partner from the beginning of the concession until the date of effectiveness of the Production Individualization Agreements (Acordos de Individualização da Produção - AIP) of these shared deposits.

On May 29, 2020, as a result of the equalization arising from the increase in interest in the three deposits, Petrobras received from the partner companies in these fields the amount of US$ 416, in addition to US$ 265 in PP&E, totaling US$ 681 within other income and expenses.

Also as a result of these agreements, on May 1, 2020, Petrobras Netherlands BV signed Share Purchase Agreements acquiring an additional 2.589% interest in Tupi BV, for US$ 84 million, and an additional interest of 47.613% at Iara BV (Atapu) for US$ 805 million, subject to price adjustments. The computation of the acquisition price was based on the fair value of the acquired assets and related liabilities, bringing a net increase of US$ 889 mainly in PP&E.

18.2.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the six-month period ended June 30, 2020, the capitalization rate was 6.22% p.a. (6.19% p.a. for the same period of 2019).

37

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
19.	Intangible assets
19.1.	By class of assets

	Rights and Concessions	Software	Goodwill	Total
Balance at January 1, 2019	2,330	272	203	2,805
Addition	1,339	74	-	1,413
Concession for exploration of oil and natural gas - Oil Surplus on the Transfer of Rights Agreement	15,341	-	-	15,341
Capitalized borrowing costs	-	4	-	4
Write-offs	(11)	(6)	-	(17)
Transfers	(83)	(47)	(137)	(267)
Amortization	(10)	(60)	-	(70)
Impairment recognition	(1)	-	-	(1)
Cumulative translation adjustment	263	5	(3)	265
Balance at December 31, 2019	19,168	242	63	19,473
Cost	19,290	1,469	63	20,822
Accumulated amortization	(122)	(1,227)	-	(1,349)
Balance at December 31, 2019	19,168	242	63	19,473
Addition	2	30	-	32
Write-offs	(12)	(1)	-	(13)
Transfers	(2)	(4)	-	(6)
Amortization	(4)	(30)	-	(34)
Cumulative translation adjustment	(5,053)	(63)	(8)	(5,124)
Balance at June 30, 2020	14,099	174	55	14,328
Cost	14,177	1,124	55	15,356
Accumulated amortization	(78)	(950)	-	(1,028)
Balance at June 30, 2020	14,099	174	55	14,328
Estimated useful life in years	(*)	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.
(**) It includes the amount of US$ 6.058, reclassified from Intangible Assets to Property, Plant and Equipment, due to the declaration of commerciality of areas linked to the Transfer of Rights Agreement.

20.	Impairment

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable.

During the first half of 2020, two events triggered significant and adverse effects on the oil and oil products market: (i) the outbreak of the COVID-19 pandemic, with a sharp reduction in the circulation of people and in the world economic activity, causing a shock on demand of these products, and (ii) failure in negotiations between members of Organization of the Petroleum Exporting Countries (OPEC) and its allies, led by Russia, to define production levels, which contributed to an increase in the global oil supply with a reduction in price in early March.

These events led the Company to adopt a set of measures aiming at preserving cash generation, in order to reinforce its financial strength and resilience of its businesses, as well as to revise, with the approval of its Board of Directors, the key assumptions of its current Strategic Plan, such as Brent prices, exchange rates, oil product spreads, among others. For the second quarter of 2020, the assumptions remain the same after the revision occurred in the first quarter.

Estimates of oil and gas reserves are prepared reflecting, in an integrated manner, the projects in the Company's Strategic Plan portfolio, technical uncertainties and assumptions such as prices and costs. At June 30, 2020, there was no change in the Company's Strategic Plan portfolio or in the Company’s reserves that affect these unaudited consolidated interim financial statements.

Under this scenario, the Company assessed the recoverability of the carrying amounts of its assets in the first quarter of 2020, when impairment losses were recognized in the amount of US$ 13,371, primarily due to:

38

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

(i)	US$ 11,798 relating to the effect of updated assumptions in the estimation of the recoverable amount of several E&P fields, notably in the following Cash Generating Units (CGU): Roncador, Marlim Sul, North group, Albacora Leste, Berbigão-Sururu group, CVIT group and Mexilhão; and
(ii)	US$ 1,356 relating to the hibernation of fields and platforms in shallow waters, affecting CGUs North group, Ceará-Mar group and Ubarana group, as well as Caioba, Guaricema and Camorim fields.

For the second quarter of 2020, there is no indication that the carrying amount of the Company’s assets is not recoverable.

The table below shows the impairment losses recognized within the statement of income in the first half of 2020 and 2019:

Asset or CGU by nature (*)	Carrying amount	Recoverable amount (**)	Impairment	Business segment	Comments
					06.30.2020
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	35,001	22,562	(13,155)	E&P - Brazil	item (a)
Others	209	−	(218)	Several	item (b)
			(13,373)

Assets classified as held for sale
Producing property relating to oil and gas activities - Tucano Sul group	−	3	2	E&P - Brazil	item 20.3
Total			(13,371)
	Carrying amount	Recoverable amount (**)	Impairment	Business segment	Comments
					06.30.2019
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	946	1,186	385	E&P - Brazil	item (a1)
Comperj	255	−	(255)	RTM - Brazil	item (c)
Drillship NS-30	343	169	(174)	E&P - Abroad	item (d)
Others	1	−	(1)	Several
			(45)
Assets classified as held for sale
Others	503	527	25	Several
Total			(20)
(*) It only includes carrying amounts and recoverable amounts of impaired assets or assets for which reversals were recognized.
(**) The recoverable amounts of assets for impairment computation were their value in use, except for oil and gas production and drilling equipment that were based on their fair value.

20.1.	Impairment of property, plant and equipment and intangible assets

20.1.1.  Revision of Cash Generating Units

During the first quarter of 2020, management identified and assessed change in CGU North group (E&P Segment) excluding platforms PCH-1, PCH-2 and PNA-2, and fields of Anequim, Bagre, Cherne, Congro , Garoupa, Malhado, Namorado, Parati and Viola, who had their activities hibernated, with no expected resumption, and they were assessed for impairment, as set out in note 20.1.3. Currently, this CGU is formed by Marlim, Albacora and Voador fields and remaining platforms.

20.1.2.  Planning assumptions used in impairment testing

The cash flow projections used to measure the value in use of the CGUs at March 31, 2020, approved by the Company’s Board of Directors, were mainly based on the following updated assumptions for average Brent prices and Brazilian real/U.S. dollar average exchange rates:

39

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2021	2022	2023	2024	2025	Long term Average
Average Brent (US$/bbl)	25	30	35	40	45	50
Average Brazilian Real (excluding inflation ) - Real /U.S. dollar exchange rate	5.09	5.04	4.69	4.46	4.28	3.78

At December 31, 2019, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were:

	2020	2021	2022	2023	2024	Long term Average
Average Brent (US$/bbl)	65	65	65	65	65	65
Average Brazilian Real (excluding inflation ) - Real /U.S. dollar exchange rate	3.85	3.79	3.75	3.72	3.7	3.6

Changes in these assumptions consider a slow recovery in demand and a moderate change in habits in developed economies, among other variables. The Company expects a lower level of demand in the long-term, taking into account:

•	structural change in the world economy, with permanent effects arising from this economic shock, including changes observed in consumer habits, which the Company believes may become permanent;
•	increased world oil inventories, slowing down the rebalancing of supply and demand; and
•	oil consuming industries, given the new scenario, will not keep their previously projected demands in the long-term, reducing consumption levels.

20.1.3.  Information on the main impairment losses

Information on the main impairment losses and reversals of property, plant and equipment and intangible assets are described below:

a1) Producing properties in Brazil – Jan-Jun/2020

Impairment assessment for producing properties in Brazil resulted in US$ 13,154 impairment losses. Cash flow projections were based on financial budgets/forecasts approved by management in the first quarter of 2020, and the post-tax discount rates (excluding inflation) derived from the WACC for the E&P business of 7.3% p.a. at March 31, 2020 (6.7% p.a. at December 31, 2019). This amount comprises:

(i)	Impairment losses in the amount of US$11,798 mainly related to the following CGUs and corporate assets that provide service in these fields, reflecting the new key assumptions for the medium and long-term vision, mainly drop in Brent prices, depreciation of the Brazilian real against the U.S. dollar and retractions in Brazilian GDP and oil demand;
CGU	Basin	Area	Impairment
Roncador	Campos basin	Post-Salt	(3,409)
Marlim Sul	Campos basin	Post-Salt	(2,399)
North group	Campos basin	Post-Salt	(2,038)
Albacora Leste	Campos basin	Post-Salt	(621)
Berbigão-Sururu group	Santos basin	Pre-Salt	(449)
CVIT group	Espírito Santo basin	Post-Salt	(319)
Mexilhão	Santos basin	Post-Salt	(207)
Parque das Baleias group	Santos basin	Pre-Salt	(187)
Sapinhoá group	Santos basin	Pre-Salt	(144)
Papa-Terra	Campos basin	Post-Salt	(141)
Araçás	Recôncavo basin	Onshore and shallow-water	(123)
Carmópolis	Sergipe basin	Onshore and shallow-water	(120)
Uruguá group	Santos basin	Post-Salt	(104)
Others	Several	Several	(1,537)
Total			(11,798)

40

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

From these CGUs, CVIT group, Papa-Terra and Uruguá group had additional impairments to the ones accounted for at December 31, 2019, and Roncador, Mexilhão and Araçás were sensitive to impairment as presented in the sensitivity analyses in the financial statement of December 31, 2019 as it had its recoverable amount within a 10% range of their carrying amount at December 31, 2019.

(ii)	Impairment losses in the amount of US$ 1,356, arising from the hibernation of producing assets in shallow waters, mainly the following fields: Ubarana (US$ 433); Namorado (US$ 233), Cherne (US$ 115), Malhado (US$ 104), Congro (US$ 94) and Viola (US$ 58).

a2) Producing properties in Brazil – Jan-Jun/2019

On June 30, 2019, the Company reviewed the composition of the Parque das Baleias complex, excluding Cachalote and Pirambu fields, which were separately tested for impairment, resulting in a US$ 109 impairment loss.

b) Other assets - Jan-Jun/2020

Corporate asset

The Company decided to hibernate a corporate building, in the state of Bahia, due to its vacancy in the quarter, resulting in a US$ 161 impairment loss in the right of use.

SIX – shale plant

The Company recognized a US$ 43 impairment loss on this asset, due to the drop in the estimates for fuel oil prices, which are linked to the Brent prices, whose projections were revised by the Company in the first quarter of 2020. The post-tax discount rate in constant currency applied to the refining sector in Brazil is 6.2% p.a.

c) Comperj - Jan-Jun/2019

In the first half of 2019, in addition to the regular investments made in the first refining unit facilities of Comperj, which were part of the infrastructure for transporting and processing natural gas from the pre-salt layer in the Santos Basin, the Company also made investments, in the amount of US$ 208, relating to environmental licensing of this project, as set out in note 27.3. As described in the 2019-2023 Business and Management Plan approved by the Board of Directors (in force in the second quarter of 2019), the resumption of this project still depended on new partnerships, thus additional impairment losses were recognized in the first half of 2019, totaling US$ 255, since future cash flows were not expected to return from investments.

d) Drillship NS-30 - Jan-Jun/2019

After the Board of Directors approved the sale of the drillship NS-30 (which was owned by Drill Ship International B.V. - DSI, a subsidiary of PIB BV), in the second quarter of 2019, a US$ 174 impairment loss was recognized on this transaction.

20.2.	Assets most sensitive to future impairment

Whenever the recoverable amount of an asset or CGU falls below the carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The following table presents the assets and CGUs most sensitive to future impairment losses at March 31, 2020 (when there was indication that their carrying amount might not be recoverable), presenting recoverable amounts close to their current carrying amounts. The analysis presented below considers the estimated impairment loss if there was a 10% reduction in the recoverable value of the CGUs, arising from changes in material assumptions:

				06.30.2020
	Business segment	Carrying amount	Recoverable amount	Sensitivity
Producing properties relating to oil and gas activities in Brazil (2 CGUs)	E&P	17,209	17,624	(1,348)

20.3.	Assets classified as held for sale

In the first half of 2020, the Company recognized an US$ 2 impairment reversal, following the Board of Directors approval on the sale of Tucano Sul group of fields, arising from its fair value, net of disposal expenses.

41

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In the same period of 2019, the Company recognized US$ 519 of impairment reversals relating to the reassessment of assets classified as held for sale, mainly related to Badejo, Bicudo, Linguado, Pampo e Trilha fields (US$ 494).

20.4.	Investments in associates and joint ventures (including goodwill)

Value in use is generally used for impairment test of investments in associates and joint ventures (including goodwill). The basis for estimates of cash flow projections includes: projections covering a period of 5 to 12 years, zero-growth rate perpetuity, budgets, forecasts and assumptions approved by management and a post-tax discount rate derived from the WACC or the CAPM models, when applicable.

20.4.1.  Investment in publicly traded associate

In July 2019, with the additional sale of the Company’s interest in the subsidiary Petrobras Distribuidora (BR Distribuidora), carried out through a secondary public offering (follow-on), BR Distribuidora became an associate. Considering the fair value as the market value of its shares, at December 31, 2019, the Company estimated this investment was recoverable. However, at March 31, 2020, the market value was below the equity-accounted investment, requiring the calculation of the value in use. The post-tax discount rate in constant currency applied was 6.6% p.a. As the value in use of BR Distribuidora was higher than the equity-accounted investment at March 31, 2020, no impairment loss was accounted for in that period.

In the second quarter of 2020, the assumptions were not changed since the market value of the shares had a significant increase in relation to the first quarter. Hence, no impairment loss was accounted for in this period.

20.4.2.  Impairment losses on equity-method investments

In the first half of 2020, the Company recognized impairment losses amounting to US$ 53 from equity-accounted investments (a US$ 2 impairment reversal in the same period of 2019), mainly in joint venture MP Gulf of Mexico (US$ 59), due to the revised Brent prices projections. The post-tax discount rate in constant currency applied for the E&P segment in the USA was 6.0% p.a.

42

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
21.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	Jan-Jun/2020	Jan-Dec/2019
Property plant and equipment
Opening Balance	4,262	4,132
Additions	253	510
Write-offs	(3)	(216)
Transfers	(89)	-
Cumulative translation adjustment	(1,121)	(164)
Closing Balance	3,302	4,262
Intangible Assets (**)	13,918	18,919
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	17,220	23,181

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.
(**) The signature bonuses related to the results of the 16th ANP bidding round and Surplus Oil of Transfer of Rights Agreement, in the amount of US$ 15.341, are described in note 24.1 to the consolidated financial statements for the year ended December 31, 2019.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	2020	2019	2020	2019
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Exploration costs recognized in the statement of income
Geological and geophysical expenses	119	191	47	86
Exploration expenditures written off (includes dry wells and signature bonuses)	38	64	12	14
Contractual penalties	10	14	4	-
Other exploration expenses	2	5	1	1
Total expenses	169	274	64	101
Cash used in :
Operating activities	120	196	48	87
Investment activities	276	198	127	104
Total cash used	396	394	175	191

22.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,296 of which US$ 1,213 were still in force as of June 30, 2020, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to US$ 1,192 and bank guarantees of US$ 21.

43

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
23.	Investments
23.1.	Investments in associates and joint ventures
	Balance at 12.31.2019	Investments	Restructuring, capital decrease and others	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 06.30.2020
Joint Ventures	1,192	5	(4)	(134)	(145)	-	(68)	846
Associates (*)	4,302	5	17	(375)	(693)	(603)	(32)	2,621
Other investments	5	-	-	−	(1)	-	−	4
Total	5,499	10	13	(509)	(839)	(603)	(100)	3,471
(*) It includes Petrobras Distribuidora and Braskem.
24.	Disposal of assets and other changes in organizational structure

At June 30, 2020, assets and related liabilities are classified as held for sale whenever the closing of the transactions are highly probable, according to our portfolio management, still subject to some conditions precedent as provided for in the agreements.

To date, purchasers have not indicated any intention to review the signed contractual terms and conditions.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

	Operating segment			06.30.2020	12.31.2019
	E&P	RT&M	Corporate and other business	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	1	3	−	4	5
Trade receivables	1	49	−	50	68
Inventories	-	10	−	10	13
Investments	-	2	−	2	355
Property, plant and equipment	1,688	222	−	1,910	2,046
Others	-	58	−	58	77
Total	1,690	344	−	2,034	2,564
Liabilities on assets classified as held for sale
Trade Payables	3	20	-	23	27
Finance debt	-	29	113	142	142
Provision for decommissioning costs	2,196	-	-	2,196	2,961
Dividends	-	-	-	-	-
Pension and medical benefits	-	-	-	-	-
Others	-	69	-	69	116
Total	2,199	118	113	2,430	3,246

As of June 30, 2020, the amounts refer to (i) Liquigás Distribuidora S.A; (ii) Pampo and Enchova groups of fields, (iii) Baúna field (awarded area BM-S-40), (iv) 30% working interest in Frade field and (v) the remaining 10% interest in Lapa field.

24.1.	Closed transaction at June 30, 2020

a)                Sale of Petrobras’s interest in Petrobras Oil & Gas B.V. (PO&GBV)

On October 31, 2018, the wholly owned subsidiary Petrobras International Braspetro BV (PIBBV) entered into an agreement to sell its 50% interest in PO&GBV to Petrovida Holding B.V. PO&GBV is a joint venture in the Netherlands consisting of assets located in Nigeria. PO&GBV does not operate any of these fields.

In 2019, an US$ 89 impairment loss was accounted for within equity-accounted investments.

44

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

On January 14, 2020, the transaction was closed, in the amount of US$ 1,454, reflecting price adjustments and the deduction of Petrobras’ portion from the payment of fees to the Nigerian Government for approval of the transaction. Cumulative amounts of dividends received from PO&GBV since inception of investment (January 1, 2018) have totaled US 1,030. At the closing, the Company received US$ 276, additional US$ 25 was received in June 2020, and the remaining US$ 123 to be received as soon as the Abgami field redetermination process is implemented, within five years from the closing of the transaction. As a result, the Company recorded a US$ 2 gain within other income and expenses.

b)               Sale of producing fields in Macau group of fields in the Potiguar Basin

On August 9, 2019, Petrobras signed a contract for the sale of its interest in a set of onshore and offshore producing fields in the Potiguar Basin, denominated the Macau group of fields, located in the state of Rio Grande do Norte, to SPE 3R Petroleum S.A., a wholly owned subsidiary of 3R Petroleum e Participações S.A.

The Macau group comprises the Aratum, Macau, Serra, Salina Cristal, Lagoa Aroeira, Porto Carão and Sanhaçu fields. Petrobras holds a 100% interest in all these concessions, except for the Sanhaçu field, in which it is the operator with a 50% interest, and the remaining 50% interest belongs to Petrogal.

On May 29, 2020, the transaction was closed after the fulfilment of all conditions precedent, in the amount of US$ 127, including price adjustments provided for in the contract and the installment received on August 9, 2019, in the signing of the contract. In the second quarter, 2020, the gain on this operation was US$ 77, accounted for as other income and expenses.

24.2.	Cash flows from sales of interest with loss of control

In 2020 and 2019, the Company disposed of its interest in certain subsidiaries over which control was lost. The following table summarizes cash flows arising from losing control in subsidiaries:

	Cash received	Cash in subsidiary before losing control	Net Proceeds
2020
Petrobras Oil & Gas B.V.(PO&GBV) (*)	276	−	276
Total	276	−	276
2019
Petrobras Paraguay	381	(45)	336
Total	381	(45)	336

45

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
25.	Assets by operating segment

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Elimina-tions	Total

Consolidated assets by operating segment - 06.30.2020

Current assets	4,379	8,025	1,404	26,426	(3,359)	36,875
Non-current assets	100,441	22,367	7,761	17,955	(19)	148,505
Long-term receivables	4,843	2,579	967	14,337	−	22,726
Investments	409	239	723	2,100	−	3,471
Property, plant and equipment	81,214	19,456	5,953	1,376	(19)	107,980
Operating assets	70,435	16,998	3,942	1,360	(19)	92,716
Under construction	10,779	2,458	2,011	16	−	15,264
Intangible assets	13,975	93	118	142	−	14,328
Total Assets	104,820	30,392	9,165	44,381	(3,378)	185,380

Consolidated assets by operating segment - 12.31.2019

Current assets	5,734	12,273	1,932	12,700	(4,827)	27,812
Non-current assets	148,546	31,248	10,781	11,390	(37)	201,928
Long-term receivables	6,456	3,299	1,369	6,567	−	17,691
Investments	592	1,109	1,067	2,731	−	5,499
Property, plant and equipment	122,496	26,710	8,181	1,915	(37)	159,265
Operating assets	106,331	23,630	5,605	1,784	(37)	137,313
Under construction	16,165	3,080	2,576	131	−	21,952
Intangible assets	19,002	130	164	177	−	19,473
Total Assets	154,280	43,521	12,713	24,090	(4,864)	229,740

46

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

26.	Finance debt
26.1.	Balance by type of finance debt

In Brazil	06.30.2020	12.31.2019
Banking Market	4,893	5,322
Capital Market	2,416	3,468
Development banks	1,350	1,927
Others	10	13
Total	8,669	10,730
Abroad
Banking Market	22,394	16,555
Capital Market	34,147	32,476
Development banks	202	40
Export Credit Agency	3,686	3,233
Others	214	226
Total	60,643	52,530
Total finance debt	69,312	63,260
Current	6,692	4,469
Non-current	62,620	58,791

Current finance debt is composed of:

	06.30.2020	06.30.2019
Short-term debt	2,437	2,206
Current portion of long-term debt	3,391	1,377
Acruedd interest	864	886
Total	6,692	4,469

At June 30, 2020, there was no default, breach of covenants or change in collateral provided or clauses that would result in change in payment terms compared December 31, 2019.

47

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

26.2.	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12.31.2018	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 12.31.2019
In Brazil	16,251	2,181	(5,663)	(745)	829	111	(352)	−	(1,882)	10,730
Abroad	67,924	5,362	(20,788)	(3,853)	3,878	538	(560)	29	-	52,530
	84,175	7,543	(26,451)	(4,598)	4,707	649	(912)	29	(1,882)	63,260
	Balance at 12.31.2019	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 06.30.2020
In Brazil	10,730	1,488	(745)	(209)	224	119	(2,939)	-	-	8,668
Abroad	52,530	14,308	(6,196)	(1,466)	1,587	1,647	(1,552)	(214)	-	60,644
	63,260	15,796	(6,941)	(1,675)	1,811	1,766	(4,491)	(214)	−	69,312
Debt restructuring			(281)	-
Deposits linked to financing			-	(22)
Net cash used in financing activities			(7,222)	(1,697)
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In the first half of 2020, new borrowings were destined mainly, to repay older debts, aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run, as well as preserving cash levels to maintain the Company’s liquidity.

In the first half of 2020, proceeds from financing amounted to US$ 15,796, principally reflecting: (i) funds raised from banking market (in Brazil and abroad), in the amount of US$ 3,044, and (ii) use of revolving credit lines, in the amount of US$ 8,010 and (iii) global notes issued in the capital market in the amount of US$ 3,207, of which US$ 1,495 relates to the issue of new bonds maturing in 2031 and US$ 1,712 the remaining relates to new bonds issued maturing in 2050.

The Company repaid several finance debts, in the amount of US$ 8,919 notably: (i) pre-payment of banking loans in the domestic and international market totaling US$ 2,885; and (ii) US$ 1,404 relating to repurchase of bonds previously issued by the Company in the open market, with net premium paid to bond holders amounting to US$ 262.

In addition, the Company carried out, in the international banking market, operations to improve its debt profile and to extend its maturity, not involving financial settlements, in the total amount of US$ 2,490.

48

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
26.3.	Summarized information on current and non-current finance debt
Maturity in	2020	2021	2022	2023	2024	2025 onwards	Total (**)	Fair Value

Financing in U.S.Dollars (US$)(*):	1,309	5,347	2,746	8,428	8,285	31,083	57,198	63,820
Floating rate debt	610	3,224	2,124	7,057	6,810	6,454	26,279
Fixed rate debt	699	2,123	622	1,371	1,475	24,629	30,919
Average interest rate	4.4%	4.4%	4.5%	4.4%	4.8%	6.5%	5.7%
Financing in Brazilian Reais (R$):	256	662	1,111	1,666	1,469	2,675	7,839	8,931
Floating rate debt	72	450	882	1,511	1,136	1,119	5,170
Fixed rate debt	184	212	229	155	333	1,556	2,669
Average interest rate	3.7%	3.2%	3.8%	4.9%	4.6%	4.5%	4.1%
Financing in Euro (€):	54	199	389	405	14	1,406	2,467	3,044
Floating rate debt	-	-	-	-	-	-	-
Fixed rate debt	54	199	389	405	14	1,406	2,467
Average interest rate	4.7%	4.8%	4.8%	4.6%	4.7%	4.7%	4.7%
Financing in Pound Sterling (£):	61	-	-	-	-	1,746	1,807	1,885
Floating rate debt	-	-	-	-	-	-	-
Fixed rate debt	61	-	-	-	-	1,746	1,807
Average interest rate	6.3%	-	-	-	-	6.3%	6.3%
Financing in other currencies:	1	-	-	-	-	-	1	1
Floating rate debt	-	-	-	-	-	-	-
Fixed rate debt	1	-	-	-	-	-	1
Average interest rate	9.9%	-	-	-	-	-	9.9%
Total as of June 30, 2020	1,681	6,208	4,246	10,499	9,768	36,910	69,312	77,681
Average interest rate	4.4%	4.3%	4.5%	4.5%	4.9%	6.4%	5.6%
Total as of December 31, 2019	4,469	3,971	4,689	8,036	8,537	33,558	63,260	72,801
Average interest rate	5.1%	5.2%	5.3%	5.3%	5.3%	6.3%	5.9%
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)The average maturity of outstanding debt as of June 30, 2020 is 10.12 years (10.79 years as of December 31, 2019).

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 38,219 as of June 30, 2020 (US$ 39,057 as of December 31, 2019); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 37,536 as of June 30, 2020 (US$ 46,872 as of December 31, 2019).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 30.2.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2020	2021	2022	2023	2024	2025 and thereafter	Balance at June 30, 2020	Balance at December 31, 2019
Principal	747	6,276	4,352	10,462	10,063	38,734	70,634	65,284
Interest	1,591	2,963	2,789	2,537	2,267	30,344	42,490	43,859
Total	2,338	9,239	7,141	12,999	12,330	69,078	113,124	109,143

49

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
26.4.	Lines of credit
						Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	4,350	−
PGT BV	Syndicate of banks	3/27/2019	2/27/2024	3,250	3,250	−
PGT BV	BNP Paribas	12/22/2016	1/9/2021	350	336	14
PGT BV	The Export - Import Bank of China	12/23/2019	12/27/2021	750	714	36
Petrobras	New Development Bank	8/27/2018	8/27/2022	200	200	−
Total				8,900	8,850	50

In Brazil
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	365	−	365
Petrobras	Bradesco	6/1/2018	5/31/2023	410	410	−
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	365	−	365
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	60	−	60
Total				1,200	410	790

27.	Lease liabilities

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, lands and buildings.

Changes in the balance of lease liabilities are presented below:

	Balance at 12.31.2019	Remeasurement / new contracts	Payment of principal and interest (*)	Interest expenses	Foreign exchange gains and losses	Cumulative translation adjustment	Transfers	Balance at 06.30.2020
In Brazil	5,504	289	(809)	148	968	(1,571)	(7)	4,522
Abroad	18,357	663	(2,130)	505	3,090	(3,104)	11	17,392
Total	23,861	952	(2,939)	653	4,058	(4,675)	4	21,914

Payments relating to liabilities held for sale			-32
Net cash used in financing activities			(2,971)

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Maturity	2020	2021	2022	2023	2024	2025 onwards	Total

Balance at June 30, 2020	2,844	5,240	3,670	2,624	2,140	13,060	29,578
Balance at December 31, 2019	5,900	4,984	3,511	2,636	2,164	13,057	32,252

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the first half of 2020 amounted to US$ 368, representing 13% in relation to fixed payments (US$ 455 and 20% in the same period of 2019).

All extension options were included in the measurement of lease obligations.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 30.2.

In the first half of 2020, the Company recognized lease expenses in the amount of US$ 82 relating to short-term leases (US$ 437 in the same period of 2019).

At June 30, 2020, the balance of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 51,001 (US$ 50,130 at December 31, 2019).

50

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
28.	Equity
28.1.	Share capital (net of share issuance costs)

As of June 30, 2020, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

As of June 30, 2020 and December 31, 2019, the Company held treasury shares, of which 222,760 are common shares and 72,909 are preferred shares.

28.2.	Distributions to shareholders

As a result of the COVID-19 pandemic and restrictions recommended by the World Health Organization and imposed by authorities regarding agglomerations and meetings, the Company’s Board of Directions approved the postponement of the General Shareholders Meeting to July 22, 2020 and the payment of the remaining dividends based on the 2019 earnings. This postponement is one of the measures adopted by the Company to preserve its cash, due to the pandemic of COVID-19 and the shock of oil prices.

As of June 30, 2020, the consolidated balance of dividends payable, within consolidated statement of financial position, based on the 2019 earnings, bearing interest at Selic rate (Brazilian short-term interest rate), is US$ 360.

51

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
28.3.	Earnings per share
		Jan-Jun/2020			Jan-Jun/2019

	Common	Preferred	Total	Common	Preferred	Total
Net income (loss) attributable to shareholders of Petrobras	(5,781)	(4,351)	(10,132)	3,355	2,526	5,881
Continuing operations	(5,781)	(4,351)	(10,132)	3,272	2,463	5,735
Discontinued operations	−	−	−	83	63	146

Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261

Basic and diluted earnings (losses) per share - in U.S. dollars	(0.78)	(0.78)	(0.78)	0.45	0.45	0.45
Continuing operations	(0.78)	(0.78)	(0.78)	0.44	0.44	0.44
Discontinued operations	−	−	−	0.01	0.01	0.01
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (*)	(1.56)	(1.56)	(1.56)	0.90	0.90	0.90
Continuing operations	(1.56)	(1.56)	(1.56)	0.88	0.88	0.88
Discontinued operations	−	−	−	0.02	0.02	0.02

	Apr-Jun/2020			Apr-Jun/2019

	Common	Preferred	Total	Common	Preferred	Total
Net income (loss) attributable to shareholders of Petrobras	(238)	(179)	(417)	2,744	2,067	4,811
Continuing operations	(238)	(179)	(417)	2,713	2,043	4,756
Discontinued operations	−	−	−	31	24	55

Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261

Basic and diluted earnings (losses) per share - in U.S. dollars	(0.03)	(0.03)	(0.03)	0.37	0.37	0.37
Continuing operations	(0.03)	(0.03)	(0.03)	0.36	0.36	0.36
Discontinued operations	−	−	−	0.01	0.01	0.01
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (*)	(0.06)	(0.06)	(0.06)	0.74	0.74	0.74
Continuing operations	(0.06)	(0.06)	(0.06)	0.72	0.72	0.72
Discontinued operations	−	−	−	0.02	0.02	0.02
(*) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings (losses) per share are calculated by adjusting the net income (loss) attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings (losses) are identical as the Company has no potential shares in issue.

52

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
29.	Fair value of financial assets and liabilities

	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	531	-	-	531
Foreign currency derivatives	-	-	-	-
Balance at June 30, 2020	531	-	-	531
Balance at December 31, 2019	882	58	−	940

Liabilities
Foreign currency derivatives	-	(581)	-	(581)
Commodity derivatives	(211)	(38)	-	(249)
Interest rate derivatives	−	(1)	-	(1)
Balance at June 30, 2020	(211)	(620)	-	(831)
Balance at December 31, 2019	(28)	(110)	−	(138)

The estimated fair value for the Company’s long-term debt, computed based on the prevailing market rates, is set out in note 26.

Certain receivables are classified as fair value through profit or loss, according to note 10.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

30.	Risk management

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of June 30, 2020 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	06.30.2020	12.31.2019	06.30.2020	12.31.2019
Derivatives not designated for hedge accounting
Future contracts - total (*)	(19,167)	(10,383)	(211)	(28)
Long position/Crude oil and oil products	9,551	9,865	-	-	2020
Short position/Crude oil and oil products	(28,718)	(20,248)	-	-	2020
Forward contracts (*)
Short position/Crude oil and oil products	(3,900)	-	(38)	-	2020
Forward contracts
Long position/Foreign currency forwards (BRL/USD) (**)	-	US$ 273	-	-	2020
Long position/Foreign currency forwards (EUR/USD) (**)	-	EUR 2.245	-	(45)	2020
Long position/Foreign currency forwards (GPB/USD) (**)	GBP 388	GBP 388	(24)	11	2020
Short position/Foreign currency forwards (GPB/USD) (**)	GBP 140	GBP 224	(10)	(14)	2020
Swap
Foreign currency / Cross-currency Swap (**)	GBP 615	GBP 700	(54)	32	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	(238)	(50)	2034
Swap - IPCA (**)	R$ 3008	R$ 3008	(1)	6	2029/2034
Foreign currency / Cross-currency Swap (**)	US$ 729	US$ 729	(255)	11	2024/2029
Total recognized in the Statement of Financial Position			(831)	(77)

(*) Notional value in thousands of bbl.
(**) Amounts in US$, EUR, GBP and R$ are presented in million.

53

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Gains/ (losses) recognized in the statement of income					Gains/(losses) recognized in Shareholders’ Equity (*)
	2020	2019	2020	2019	2020	2019	2020	2019
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Commodity derivatives	(253)	(378)	(476)	(153)	−	−	−	−
Currency derivatives	(648)	(171)	31	(139)	−	−	−	−
Interest rate derivatives	(17)	−	38	−	−	−	−	−
	(918)	(549)	(407)	(292)	−	−	−	−
Cash flow hedge on exports (**)	(2,443)	(1,494)	(1,043)	(739)	(22,596)	2,372	(1,637)	2,256
Total	(3,361)	(2,043)	(1,450)	(1,031)	(22,596)	2,372	(1,637)	2,256

(*) Amounts recognized as other comprehensive income in the period.
(**) Using non-derivative financial instruments as designated hedging instruments, as set out in note 30.2.

	Guarantees given as collateral
	06.30.2020	12.31.2019
Commodity derivatives	420	57
Currency derivatives	347	230
Total	767	287

In order to reduce exposure to foreign exchange risk arising from financial instruments denominated in currencies other than the U.S. dollar, derivative transactions were carried out in the period. The depreciation of the pound sterling, associated with the depreciation of the real, explains the increased amounts of collateral associated with currency derivatives. As of June 30, 2020, the position of these guarantees was accounted for as other current assets (US$ 70) and other non-current assets (US$ 277).

Aiming at preserving the Company's liquidity, there was an increase in operations with future contracts related to oil exports (as set out in note 30.1), consequently increasing commodity collateral, which are accounted for as other current assets as of June 30, 2020.

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of June 30, 2020 is set out as follows:

Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario (*)	Remote Scenario (*)
Derivatives not designated for hedge accounting
Future and forward contracts	Crude oil and oil products - price changes	-	(253)	(506)
		−	(253)	(506)
(*) The probable scenario was computed based on the fair value of oil and oil products prices at June 30, 2020. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

30.1.	Risk management of crude oil and oil products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Strategic Plan are being met.

Crude oil

In March 2020, in order to preserve the Company's liquidity, Petrobras approved a hedge strategy for exported oil already shipped but not priced mainly due to the high volatility of the current context, both due to the effects of the oil price drop and the effects of the COVID-19 pandemic on the global oil consumption.

As a result of this strategy, from April 2020, transactions using forward and futures contracts were carried out. Forward transactions do not require initial disbursement, whereas future transactions require margin deposits, depending on the volume contracted. In the second quarter of 2020, there was a US$ 211 loss in the forward transactions and a US$ 269 loss in the futures operations.

54

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In the first half of 2019, the Company recognized a a US$ 235 loss relating to over-the-counter put options referenced in Brent oil prices, due to the increase in the commodity price in the international market; an US$ 8 loss on hedges related to diesel prices by using non-deliverable forwards (NDF); and a US$ 7 gain on hedges related to gasoline prices also by using NDF. In the second quarter of 2020, there was US$ 140 loss, US$ 10 gain and US$ 3 gain for Brent, diesel and gasoline, respectively.

Other commodity derivative transactions

Petrobras, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, occasionally seeks to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk. Changes in operations contracted for other commodities derivatives resulted in a US$ 207 gain in the six-month period ended June 30, 2020 (a US$ 142 loss in the same period of 2019). In the second quarter of 2020, there was a US$ 25 loss (a US$ 27 loss in the same period of 2019).

30.2.	Foreign exchange risk management
a)	Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of June 30, 2020, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.4760 exchange rate are set out below:

				Present value of hedging instrument notional value at 06.30.2020
Hedging Instrument	Hedged Transactions	Nature of theRisk	Maturity Date	(US$ million)	(R$ million)
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	July 2020 to June 2030	54,407	297,933

Changes in the present value of hedging instrument notional value	US$	R$ million
Amounts designated as of January 1, 2020	87,651	353,295
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	(11,987)	(69,457)
Exports affecting the statement of income	(7,300)	(33,732)
Principal repayments / amortization	(13,957)	(66,613)
Foreign exchange variation	-	114,440
Amounts designated as of June 30, 2020	54,407	297,933
Nominal value of hedging instrument (finance debt and lease liability) at June 30, 2020	59,614	326,446

In the first half of 2020, highly probable future exports were impacted by the effects of the oil price war and the COVID-19 pandemic.

Thus, a portion of exports designated for hedge relationships are no longer considered highly probable, but are still expected to occur, and as a consequence the hedge relationships were revoked at March 31, 2020, in the amount of US$ 35,774. The foreign exchange variation accounted for these operations within other comprehensive income up to the end of the quarter remains in shareholders' equity, and will be reclassified to the statement of income when exports occur. These revocations were responsible for the relevant increase in Dollar/Real exposure, which at the end of this quarter was negative by US$ 37,212 (as presented in item (c) below).

In addition, a portion of exports designated for hedge relationships, from April to December 2020 and from August to December 2020, are no longer expected to occur, and the corresponding foreign exchange variation were recycled from shareholder’s equity to the statement of income the first half of 2020, in the amount of US$ 551.

In the first half of 2020, the Company also recognized a US$ 1 loss within foreign exchange gains (losses) due to ineffectiveness (a US$ 5 loss in the same period of 2019).

As of June 30, 2020, the ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 100% (91.2% as of December 31, 2019).

55

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of June 30, 2020 is set out below:

	Exchange rate variation	Tax effect	Total
Balance at January 1,2019	(20,143)	6,851	(13,292)
Recognized in Other comprehensive income	(3,510)	1,192	(2,318)
Reclassified to the statement of income - occurred exports	3,136	(1,066)	2,070
Balance at December 31, 2019	(20,517)	6,977	(13,540)
Recognized in Other comprehensive income	(24,421)	8,303	(16,118)
Reclassified to the statement of income - occurred exports	1,892	(644)	1,248
Reclassified to the statement of income - exports no longer expected to occur	551	(187)	364
Balance at June 30, 2020	(42,495)	14,449	(28,046)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a revision of the Company’s strategic plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our Strategic Plan 2020-2024 revised in the first quarter of 2020, would indicate a reclassification adjustment from equity to the statement of income in the amount of US$ 913.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of June 30, 2020 is set out below:

	2020	2021	2022	2023	2024	2025	2026	2027 to 2029	Total
Expected realization	(3,496)	(6,946)	(7,284)	(6,240)	(4,903)	(3,496)	(3,067)	(7,063)	(42,495)

b)	Foreign exchange contracts

Cross currency swap – Pounds Sterling x Dollar

The Company recognized a US$ 297 loss in the six-month period ended June 30, 2020 (a US$ 94 loss in the same period of 2019) arising from this strategy, recorded in finance income (expense). In the second quarter of 2020 there was a US$ 38 gain (a US$ 140 loss in the same period of 2019). The Company does not expect to settle these swaps before their expiration dates.

Non Deliverable Forward (NDF) – Euro x Dollar and Pounds Sterling x Dollar

The Company recognized a US$ 43 loss in the six-month period ended June 30, 2020 (a US$ 83 loss in the same period of 2019) arising from this strategy, recorded in finance income (expense). In the second quarter of 2020 there was a US$54 gain (a US$ 2 loss in the same period of 2019). The Company does not expect to settle these NDFs before their expiration dates.

Swap contracts – National consumer price index (IPCA) x Brazilian interbank offering rate (CDI) and CDI x Dollar

The mark to market of IPCA x CDI swap operations registered a US$ 18 loss in the six-month period ended June 30, 2020, while the mark to market of CDI x USD swap operations presented a US$ 307 loss in the same period, both recorded as finance income (expense). In the second quarter of 2020 there was a US$ 38 gain and a US$ 61 loss, respectively. The Company does not expect to settle these swaps before their expiration dates.

Changes in future interest rate curves (CDI) may have an impact on the Company's results, due to the market value of these swap contracts. A sensitivity analysis on CDI with a constant increase (parallel shock) of 100 basis points, all other variables remaining constant, would result in a US$ 3 gain, while a constant reduction (parallel shock) of 100 basis points, would result in a US$ 1 loss.

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

56

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Exposure at 06.30.2020	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario

Assets	4,352		(188)	1,088	2,176
Liabilities	(95,464)	Dollar/Real	4,114	(23,866)	(47,732)
Exchange rate - Cross currency swap	(549)		24	(137)	(275)
Cash flow hedge on exports	54,407		(2,345)	13,602	27,204
	(37,254)		1,605	(9,313)	(18,627)
Assets	4	Euro/Real	−	1	2
Liabilities	(16)		1	(4)	(8)
	(12)		1	(3)	(6)
Assets	2,448	Euro/Dollar	(8)	612	1,224
Liabilities	(5,013)		16	(1,253)	(2,507)
Non Deliverable Forward (NDF)	−		−	−	−
	(2,565)		8	(641)	(1,283)
Assets	3	Pound Sterling/Real	−	1	2
Liabilities	(20)		1	(5)	(10)
	(17)		1	(4)	(8)
Assets	1,810	Pound Sterling /Dollar	18	453	905
Liabilities	(3,633)		(37)	(908)	(1,816)
Derivative - cross currency swap	1,503		15	376	752
Non Deliverable Forward (NDF)	307		3	77	154
	(13)		(1)	(2)	(5)
Total at June 30, 2020	(39,861)		1,614	(9,963)	(19,929)
Total at December 31, 2019	950		16	285	570

(*) At June 30, 2020, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 4.3% appreciation of the Real; Euro x U.S. Dollar: a 0.3% depreciation of the Euro; Pound Sterling x U.S. Dollar: a 1.05% apreciation of the Pound Sterling; Real x Euro: a 4.6% appreciation of the Real; and Real x Pound Sterling - a 3.3% appreciation of the Real .

30.3.	Interest rate risk management

The table below presents, in the probable scenario, the amount to be disbursed by Petrobras with interests related to debts with floating interest rate at June 30, 2020. The reasonably possible and remote scenarios express a sensitivity analysis in which there is an increase of 25% and 50%, respectively, in the interest rates of these debts (Libor, TJLP, CDI, TR and IPCA). The results presented are associated with a period of 12 months.

Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Finance debt	Floating rates	943	1,110	1,278
		943	1,110	1,278
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.

30.4.	Liquidity risk

Following its liability management strategy, the Company regularly evaluates market conditions and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

Measures to protect the Company's liquidity

As a result of the abrupt reduction in the demand and prices of oil and fuel, caused by the impact of the escalation of the COVID-19 pandemic all over the world, in the same time of an increase in oil supply, the Company adopted a set of measures to reduce cash outflows in a scenario of uncertainty, in order to ensure its financial strength and the resilience of its businesses.

The measures adopted by the Company to protect liquidity are described in note 3.

57

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
31.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

31.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		06.30.2020		12.31.2019

	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrobras Distribuidora (BR)	118	47	224	47
Natural Gas Transportation Companies	99	542	150	717
State-controlled gas distributors (joint ventures)	306	78	338	104
Petrochemical companies (associates)	73	1	47	29
Other associates and joint ventures	34	73	35	203
Subtotal	630	741	794	1,100
Brazilian government – Parent and its controlled entities
Government bonds	1,061	-	1,580	-
Banks controlled by the Brazilian Government	7,090	3,468	8,584	4,904
Receivables from the Electricity sector	214	5	334	−
Petroleum and alcohol account - receivables from the Brazilian Government	226	-	304	-
Brazilian Federal Government - dividends	−	94	−	417
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	-	5	−	20
Others	13	39	45	43
Subtotal	8,604	3,611	10,847	5,384
Pension plans	111	32	60	110
Total	9,345	4,384	11,701	6,594
Current	2,221	1,180	2,849	1,904
Non-Current	7,124	3,204	8,852	4,690
Total	9,345	4,384	11,701	6,594

The income/expenses of significant transactions are set out in the following table:

58

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2020	2019	2020	2019

	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun

Joint ventures and associates
Petrobras Distribuidora (BR)	5,109	−	1,928	−
Natural Gas Transportation Companies	(972)	−	(451)	−
State-controlled gas distributors (joint ventures)	938	1,370	378	653
Petrochemical companies (associates)	1,424	1,520	445	787
Other associates and joint ventures	9	(307)	(84)	(159)
Subtotal	6,508	2,583	2,216	1,281
Brazilian government – Parent and its controlled entities
Government bonds	23	53	10	24
Banks controlled by the Brazilian Government	(315)	(414)	(223)	(362)
Receivables from the Electricity sector (note 5.4)	23	208	10	143
Petroleum and alcohol account - receivables from the Brazilian Government	3	2	1	−
Brazilian Federal Government - dividends	(3)	(9)	(1)	(4)
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(45)	(70)	(5)	(42)
Others	(10)	(27)	(10)	(39)
Subtotal	(324)	(258)	(218)	(280)
Total	6,184	2,325	1,998	1,001
Revenues, mainly sales revenues	7,863	3,163	2,888	1,568
Purchases and services	(1,397)	(653)	(682)	(351)
Foreign exchange and inflation indexation charges, net	(252)	(214)	(193)	(102)
Finance income (expenses), net	(30)	30	(15)	(114)
Total	6,184	2,325	1,998	1,001

The liability related to pension plans of the company's employees and managed by the Petros Foundation is presented in note 14.1. Pension and health plans.

31.2.	Petroleum and alcohol account - receivables from the Brazilian Government

On March 11, 2020, the Brazilian Federal Government filed an Objection to the Judicial Sentence on this case. Thus, Petrobras was demanded to express its opinion on this matter.

After the Company's statement, the judge partially accepted the Brazilian Federal Government's appeal, only with regard to interest and inflation indexation charges of the principal amount, since June 30, 2004. The other allegations of the Brazilian Federal Government, such as compensation and prescription, were rejected.

On June 23, 2020, the judge approved the calculations presented by the Brazilian Federal Government at February 2020, which Petrobras agreed with. However, the Brazilian Federal Government presented a Motion for Clarification on this decision.

The inflation indexation based on IPCA-E, claimed by the Company, remains classified as a contingent asset (unrecognized), amounting to US$ 218 as of June 30, 2020.

As of June 30, 2020, the balance of receivables related to the Petroleum and Alcohol accounts is US$ 226 (US$ 304 as of December 31, 2019), recorded within non-current assets.

31.3.	Compensation of key management personnel

The total compensation of Executive Officers and Board Members of Petrobras is set out as follows:

59

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Jan-Jun/2020			Jan-Jun/2019
	Officers	Board members	Total	Officers	Board members	Total
Wages and short-term benefits	1.3	−	1.3	1.3	0.2	1.5
Social security and other employee-related taxes	0.4	-	0.4	0.6	-	0.6
Post-employment benefits (pension plan)	−	-	−	0.2	-	0.2
Variable compensation	−	-	−	0.9	-	0.9
Benefits due to termination of tenure	−	-	−	0.3	-	0.3
Total compensation recognized in the statement of income	1.7	−	1.7	3.3	0.2	3.5
Total compensation paid	1.7	-	1.7	4.0	-	4.0
Average number of members in the period (*)	9.00	9.17	18.17	7.00	9.50	16.50
Average number of paid members in the period (**)	9.00	4.00	13.00	7.00	6.00	13.00

(*) Monthly average number of members.
(**) Monthly average number of paid members.

For the six-month period ended June 30, 2020, charges related to compensation of the board members and executive officers of the Petrobras group amounted to US$ 6 (US$ 10 for the same period of 2019).

On September 30, 2019, the Company’s Extraordinary General Meeting approved a change in the overall compensation for executive officers and board members, given the creation of the Executive Office of Digital Transformation and Innovation, setting the total compensation threshold at US$ 6.6 (R$ 34.2 million) from April 2019 to March 2020.

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Audit Committee or Audit Committee of the Petrobras Conglomerate are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 189 thousand for the first half of 2020 (US$ 227 thousand with tax and social security costs). For the same period of 2019, the total compensation concerning these members was US$ 195 thousand (US$ 234 thousand with tax and social security costs).

32.	Supplemental information on statement of cash flows
	Jan-Jun/2020	Jan-Jun/2019
Additional information on cash flows:
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	464.0	669.8
Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	-	77.2
Lease	1,105.0	1,334.0
Provision/(reversals) for decommissioning costs	12.0	(18.6)
Use of deferred tax and judicial deposit for the payment of contingency	1.0	1.9

60

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
33.	Subsequent events

Sale of Pampo and Enchova groups

On July 24, 2019, Petrobras signed with Trident Energy do Brasil LTDA, a subsidiary of Trident Energy LP, an agreement for the total sale of its interest (100%) in Pampo and Enchova groups, in the Campos basin, on the coast of Rio de Janeiro, comprising Enchova, Enchova Oeste, Marimbá, Piraúna, Bicudo, Bonito, Pampo, Trilha, Linguado and Badejo fields.

On July 15, 2020, Petrobras concluded the sale of these fields after the fulfillment of the conditions precedent, with the payment of US$ 366 to Petrobras, including price adjustments provided for in the contract and other conditions subsequently agreed between the parties, which provide for the payment of up to US$ 650 to be classified as contingent assets if and when agreed conditions are met.

The total amount received was US$ 419, including US$ 53 paid to Petrobras at the transaction signing.

Sale of 10% stake in Transportadora Associada de Gás

On July 20, 2020, Petrobras entered into a share purchase and sale agreement, referring to its remaining 10% stake in Transportadora Associada de Gás S.A. (TAG), with the group formed by ENGIE and the Canadian fund Caisse de Dépôt et Placement du Québec (CDPQ).

From the total transaction amount of US$ 204, Petrobras received US$ 21 as dividends in June 2020 and, after the other adjustments provided for in the contract, the transaction was concluded for US$ 225, fully settled on the date of the contract signing.

Sale of Baúna field

On July 24, 2019, Petrobras signed a contract for the sale of 100% of its interest in the Baúna field (awarded area BM-S-40), located in shallow waters in the Santos Basin, to Karoon Petróleo & Gás Ltda., a subsidiary of Karoon Energy Ltd.

Due to the impact caused by the COVID-19 pandemic and the consequent difficulty in meeting the conditions precedent originally set, the parties defined adjustments to the terms of the contract and the payment of the transaction value according to the following schedule: (i) US$ 380 consisting of: US$ 50 already paid by Karoon on July 24, 2019, US$ 150 to be paid at the transaction closing, including price adjustments, and US$ 180 in 18 monthly installments after the transaction closing; and (ii) a contingent installment of US$ 285 to be paid by 2026.

The transaction closing is subject to the fulfillment of some conditions precedent, such as the approval by the ANP.

Revolving Credit Lines

On July 27, 2020, Petrobras made a partial prepayment of its revolving credit lines, in the amount of US$ 3,500. The Company has funds available for new draw downs, if necessary.

Arbitration involving Sete Brasil

On July 29, 2020, the Board of Directors approved the agreement with Petros Foundation (Petros), which intends to end the arbitral dispute proposed by Petros in order to obtain compensation from Petrobras for alleged material damage related to the investment in Sete Brasil.

As a result of the agreement, which is confidential, Petrobras will pay Petros US$ 173 (R$ 950 million), an amount recorded in the financial statements of June 30, 2020 (note 15.1).

34.	Information related to guaranteed securities issued by subsidiaries
34.1.	Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF

61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer